Exhibit 99.1

Envigado, February 26, 2025

SUSTAINABILITY REPORT

Almacenes Éxito S.A. (the “Company”), informs shareholders and the market in general that the Board of Directors, at its meeting today, approved the Sustainability Report, which, in accordance with the provisions of External Circular 031 of 2021 of the Financial Superintendence of Colombia (“SFC”), contains information on practices, policies, processes and indicators on social and environmental issues, including climate issues.

Said report shall be part of the Periodic Integrated year-end Report, which shall be published by the Company within fifteen (15) business days following the General Shareholders’ Meeting, in accordance with the provisions of External Circular 012 of 2022 of the SFC.

The respective report is attached below.

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Aware of the importance of acting responsibly and leaving a positive impact on our stakeholders, at Grupo Éxito we work towards sustainability, recognizing it as a fundamental axis of our corporate strategy, and based on our Higher Purpose of “Nurturing Opportunities for Colombia . ” Around this purpose, we act to contribute to the construction of the country we dream of for Colombians, taking into account the three pillars of conscious capitalism : social, environmental, and economic . This starts with the solidity of the business, which also allows us to respond to our connection and commitment to society and the environment . In this context, we present our 2024 Sustainability Report, an annually published document that reflects our performance in generating social, environmental, and economic value during the period from January 1 to December 31 , 2024 , covering all our operations in Colombia . [GRI 2 - 3 ] This report covers the management carried out exclusively in Colombia and has been prepared following the methodologies of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), and the recommendations of the Task Force on Climate - related Financial Disclosures (TCFD) . Additionally, the report illustrates how the organization contributes to the 17 Sustainable Development Goals (SDGs) and addresses the expectations of stakeholders on social, environmental, and economic issues . In this way, we provide a comprehensive view of our practices, policies, processes, and indicators related to the most relevant social, environmental, and climate issues for our operation . The coordination of this report has been carried out by the Vice Presidency of Corporate Affairs . For inquiries or comments, you can contact p rensaexito @g rupo - exito . com . [GRI 2 - 3 ] Future Statements This report includes forward - looking statements regarding the company’s sustainability objectives and plans, addressing intentions, e \ pectations, goals, and beliefs . These statements, identifiable by terms such as “believes,” “e \ pects,” and “anticipates,” cover non - historical matters, including environmental, social, and governance (ESG) initiatives . 2

The company warns that these forward - looking statements may vary, considering the risks and uncertainties that may arise; therefore, actual results could differ from those expressed in this report. Although the statements are updated as of the date of this report, the company does not assume the obligation to update or revise them in case of new information or future events. It is worth noting that subsequent oral and written forward - looking statements are subject to the aforementioned warnings. The information presented focuses on ESG performance and initiatives for the fiscal year 2024, unless otherwise indicated. [GRI 3 - 1 ] The materiality analysis is a process that allows us to identify the most relevant social, environmental, economic, and corporate governance (ESG) issues for our company and its stakeholders . The measurement and quantification of material topics are carried out periodically, considering changes in the environment, market dynamics, shifts in stakeholder expectations and needs, global standards, mega trends, and sustainability rating organizations . This process has allowed us to establish time horizons to validate the most important issues in the short, medium, and long term . All the programs we implement in the company are aligned with the emerging results of the materiality analysis and the issues prioritized by the different stakeholders . [GRI 2 - 29 ] For the period 2022 - 2025 , the materiality analysis was conducted considering corporate risks, sustainability risks, and climate change . This has provided us with a more comprehensive context on what stakeholders consider relevant to manage, both from the impact of our operations and from the financial impact . The materiality analysis is overseen by the Communications Department [GRI 2 - 13 ] . To establish the prioritization of strategic issues, the following steps were taken into account : Materiality analysis 3

Materiality [GRI 3 - 1] Topic identification We examined external inputs through benchmarking, considering mega trends, Sustainable Development Goals (SDGs), standards, and sustainability indices. Definition of interest groups We have carried out a detailed mapping to select the key stakeholders to consult, thus representing the priority stakeholder groups . Among them, we considered the Board of Directors, Senior Management, employees, customers, suppliers, opinion leaders and media, as well as specialized sustainability academies and community leaders . Dialogue with interest groups We conducted interviews and surveys with a sample of over 1000 people from various stakeholder groups . This approach allowed us to identify the most relevant issues for them, both in terms of financial impact and environmental, social, and corporate governance (ESG) matters . [GRI 2 - 29 ] Crossover and prioritization We weighted the information collected in the previous stages and created a prioritization matrix, in which we evaluated, on the X - axis, the issues related to sustainability impacts and, on the Y - axis, the financial impacts . Validation To guide the management system towards strategic issues, we shared the Materiality Matrix with Senior Management and the Board of Directors’ Sustainability Committee [GRI 2 - 12] [GRI 2 - 14]. As a result of this process, we present the material issues that are emerging as relevant for the company during the period 2022 - 2025 . Additionally, we evaluated internal inputs, such as the company’s sustainability strategy, policies, strategic risks, sustainability risks, among others. Step 1 4 Step 2 Step 3 Step 4 Step 5

Grupo Éxito materiality

[GRI 3-2]

Strategic topics

The topics presented below highlight the areas considered strategic and relevant to continue Nurturing Opportunities for Colombia.

1 Climate Change
Manage the carbon footprint and promote sustainable mobility on different fronts: logistics, employees, and customers.

2 Local economy and inclusive business
Promote local and direct purchasing (without intermediaries), benefiting producer communities and populations in vulnerable areas or those affected by conflict.

3 Circular Economy and Packaging
Promote the different principles of the circular economy: reduction, redesign, reuse, and recycling, enabling post-consumption programs, proper waste management in facilities, and work on the development of eco-design for containers and packaging.

4 Manage food waste
Develop programs to prevent food waste and promote its donation to authorized banks and institutions for management.

5 Biodiversity protection
Protect biodiversity through strategies that promote deforestation-free supply chains and work towards conservation.

6 Enable the Éxito Foundation Strategy
Promote social investment and the generation of resources for child nutrition programs, associated with the mission of the Éxito Foundation.

7 Diversity and Inclusion
Promote respect for human rights, equal opportunities, accessibility in facilities, and inclusive, diverse, and equitable employability programs.

8 Supply Chain Management
Identify both suppliers and the social and environmental aspects of our supply chain that enable mutual growth and the generation of shared value.

Relevant topics

9 Human rights

Emerging themes

10 Develop work with communities.
11 Attract, retain and develop talent.
12 Democratize healthy lifestyles.
13 Animal welfare in productive practice.
14 Contribute to sustainable economic performance / sustainable finances.
15 Cybersecurity and data security.
16 Living Wage.



Financial Impacts and Opportunities in the Company
Environmental, Social, Economic, and Corporate Governance Impacts and Opportunities
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Cross-cutting themes

The transversal topics were not prioritized for the analysis. However, they are managed transversally within the company.

- Achieve good corporate governance and risk management practices.
- Innovation.
- Educate consumers on topics related to the Sustainability Strategy.
- Manage ethics and compliance (Habeas Data).
- Digital transformation.
- Create public policies and alliances that promote topics related to the Sustainability Strategy.
- Manage health and safety at work.
- Communicate and engage with stakeholders.

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Alignment with the Sustainable Development Goals (SDGs) We are committed to the 2030 Agenda for sustainable development ODS 2 Zero Malnutrition We delivered over 182,000 food children and their packages to families. We served more than 68,000 children in body and soul nutrition programs . We donated nearly 700 tons of food to 25 food banks and 211 institutions across the country . ODS 8 Decent work and economic growth We invested close to COP $48,000 million in benefits for our employees in key areas such as health, education, housing and recreation. 3,096 people from diverse populations are part of our workforce. Through the Cultivating Opportunities program, we sourced 88% of our fruits and vegetables locally, of which 88% was direct and without intermediaries. Nearly 94% of our commercialized textile products were manufactured in Colombia. ODS 16 Peace, justice and solid institutions Around 23,700 employees received training on business ethics, personal data protection, and risk management for money laundering and terrorist financing. For the sixth consecutive year, we remain among the top 10 most sustainable retailers in the world according to the Corporate Sustainability Assessment (CSA). We ranked eighth among the companies with the best reputation in the country according to the Merco 2024 survey. ODS 5 Gender equality We are around 33 , 000 employees, of which 51 . 2 % are women, 48 . 8 % are men, and 0 . 02 % are other genders . 37 % of management positions are held by women . 19 programs of the Diverse and Inclusive Academy . ODS 13 Climate action Reduction of the carbon footprint by 39.1% (Scope 1 and 2), compared to the 2015 baseline. [GRI 305 - 5] for Viva by Carbon Neutral recertification ICONTEC. We recycled around 20,000 tons. We work for the protection of biodiversity in our supply chain. ODS 3 Health and well - being Through our brand Taeq, we offer more than 370 products with better ingredients and nutritional characteristics . We trained nearly 32 , 000 employees in various skills, with 51 % of the total participation being women . We developed over 1 , 300 in - person activities for employees, focusing on mental and physical health topics . ODS 9 Industry, innovation and infrastructure 3 store openings. 25 conversions. 3 renovations. 41.5% of the company’s revenue in Colombia came from innovative formats. Zero Malnutrition 6

Sustainability risks The key strategic risks related to the company’s sustainability were identified by the Risk and Sustainability team . The ISO 31000 methodology was applied in this process . This assessment is carried out periodically, as the identified risks provide a clear view of the magnitude of potential impacts on the company, thus allowing the establishment of control measures and strategies related to social, environmental, and economic aspects . [FB - FR - 430 a . 3 ] Residual risk map Distribution by severity Medium 40% E \ treme 20% High 20% Low 20% 11 Risks 1. Relationship with communities. 2. Social issues in the supply chain. 3. Social impacts in the supply chain. 4. Biodiversity and deforestation. 5. Circular economy (packaging). 6. Climate change. 7. Health and nutrition. 8. Occupational health and safety. 9. Discrimination, diversity and inclusion. 10. Good business practices (governance, ethics and compliance). 11. Inclusion and solidarity (Foundation). 7

Description of each Risk Community Relations: Discontent and social instability that may affect trust regarding the organizational relationship with communities . Social Impacts in the Supply Chain: Possible deterioration of the company’s trust due to non - compliance by suppliers with the regulations and commitments assumed by Grupo Éxito in terms of human rights, ethics and transparency, and fundamental freedoms : Child labor and forced labor, discrimination, freedom of association, minimum wage, health and safety, etc . Biodiversity and Deforestation: Possible damage to the ecosystem, loss of biodiversity, and deforestation linked to marketed products . Circular Economy (Packaging): Prohibition of packaging required for product marketing and difficulties in reducing, reusing, and recycling packaging (especially plastics) . Climate Change: Vulnerability to operate and conduct commercial activities due to the increase in the severity of extreme weather events affecting operations . Health and Nutrition: Loss of market share due to changes in consumers’ eating and nutritional habits and non - compliance with the commitments made by the Group in terms of promoting health and well - being . Health and Safety at Work: Possible deterioration in the health and safety of employees . 8

Discrimination, Diversity, and Inclusion: Violation of the commitments made by the company in the fight against discrimination and for the promotion of diversity . Good Business Practices (Governance, Ethics, and Compliance): Possible (unintentional) violation of good business practices and ethics and transparency . Inclusion and Solidarity: Possible violation of the commitments made by the Group in terms of inclusion and solidarity . Sustainability strategy [GRI 2 - 22] At Grupo Éxito, we conceive sustainability as a comprehensive approach encompassing three dimensions : economic, environmental, and social . Under this vision, we have consolidated the strategic pillar “Our People and Sustainability,” which seeks the company’s continuity over time while generating a positive impact on society and the environment . Our actions are aimed at nurturing opportunities in Colombia by promoting child nutrition, supporting the development of our suppliers, and co - creating with them . We are committed to Colombian agriculture and encourage the protection of the planet, biodiversity, and natural resources, while raising awareness among our stakeholders about the importance of working together towards common goals . Additionally, we promote diversity, equity, and inclusion ; dignify the lives of our people ; and promote the trade of products and healthy habits that care for people’s lives . Guided by our Higher Purpose and the company’s strategy, we have built a Sustainabilit y Polic y , aligned with the Sustainable Development Goal s (SDGs), the principles of the Global Compact , and six strategic challenges declared by the company . 9

Zero Malnutrition Through the Éxito Foundation, we work to achieve the first generation with zero chronic malnutrition in Colombia, as a path towards equity . Sustainable trade We generate valuable and trustworthy relationships with partners and suppliers by promoting sustainable practices and support programs that contribute to their growth, local and direct purchasing, and support for productive sectors and vulnerable populations . My Planet We work to reduce, mitigate, and compensate for the impacts of our operations on the planet and to contribute to raising environmental awareness among different stakeholders . Healthy Lifestyle We mobilize employees, customers, and suppliers towards healthier and more balanced lifestyles through a portfolio of products and services that allow them to lead a healthy life . Our people We dignify the lives of our employees, promote gender equity, diversity, inclusion, and social dialogue . Governance & Integrity We build trust - based relationships with our stakeholders within the framework of integrity, under corporate governance, ethics, and transparency standards, and respecting human rights . 10

Reducing chronic malnutrition in early childhood in Colombia through the É \ ito Foundation is a commitment by Grupo É \ ito to the children and the future of the country, to contribute to the generation of opportunities for children under five years old . According to the results of the 2024 Chronic Malnutrition Index, prepared annually by the Éxito Foundation, in Colombia almost one million children under the age of 5 are at serious risk of suffering from chronic malnutrition, which corresponds to 26 . 30 % of the country’s children . A study conducted by the University of Pelotas in Brazil determined that a child with chronic malnutrition could experience, in adulthood, a decrease of up to 14 . 6 points in their IQ, five fewer years of education, and a 54 % lower salary In 2024 , the Éxito Foundation invested more than COP $ 22 , 000 million to contribute to the comprehensive nutrition of children in Colombia, supporting both the nutrition of their bodies (food) and the nutrition of their souls (workshops, courses, among others) . In 2024 , the Éxito Foundation assisted more than 68 , 000 children in Colombia, contributing to improving their quality of life and that of their families . 11

Since 2013 , through Fundación Éxito, Grupo Éxito leads in Colombia the cause against chronic child malnutrition, a condition that could affect almost one million children throughout the country, according to the Chronic Malnutrition Index conducted by Fundación Éxito . In 2016 , Fundación Éxito was appointed by the Global Compact (United Nations), ambassador of the Sustainable Development Goal (SDG) No. 2 “Zero Hunger” in Colombia. Chronic child malnutrition: a gap to overcome to promote the country’s equity and competitiveness. A child with chronic malnutrition could e \ perience, in adulthood, a decrease of up to 14 points in their IQ, five fewer years of education, and a 54 % lower salary . According to a 1982 birth cohort study by the University of Pelotas, Brazil. Among the different types of child malnutrition is chronic malnutrition (CM), a condition that manifests in children during their first five years of life, affecting normal growth for their age . Additionally, it has a particularly concerning characteristic : it is silent ; at first glance, children do not seem to have any condition, but their physical, cognitive, and emotional development is affected, leading to consequences in their overall development and creating disadvantages in all areas of performance in the short, medium, and long term : education, work, family and social relationships, among others . Aware of the role we have in society, we focus our efforts on caring for children during the first 1 , 000 days of life, from gestation to two years old, providing support to pregnant mothers and children under 2 years old through food supplementation programs and actions to strengthen protective and safe environments that promote comprehensive development . It is during the first 1 , 000 days that there is a great opportunity to combat chronic malnutrition, as most neural connections, fundamental for cognitive and emotional abilities, are formed . According to James Heckman, Nobel Prize winner in Economics in 2000 , every dollar invested in early childhood care programs generates an $ 18 return . “We are deeply grateful for the support provided by the Éxito Foundation, as we do not always have the means to offer Emilio adequate nutrition, and he needs it a lot because he has short stature . Since we started receiving help from the Éxito Foundation, we have noticed a great improvement in the quality of the food we provide him and have seen progress in his growth . Marcela Ceballos, mother and beneficiary of the É \ ito Foundation, through Sólo Vida Foundation . 12

More than $22,000 million in social investment More than 68 , 000 children were assisted in 32 departments and 199 municipalities of Colombia, of which 50 , 661 ( 74 . 3% ) benefited from nutrition for the body (food packages) and 17 , 513 ( 25 . 6% ) from nutrition for the soul (learning, development, and well - being) . *Figure audited by Kreston Colombia . Las Goticas are one of the fundraising sources for the Éxito Foundation that enable the implementation of various nutritional and maternal - child care programs and projects throughout Colombia . More than 182 , 000 food packages were delivered to beneficiary children and their families . The economic and social impact of child malnutrition in Colombia: a call to action After two years of conducting a study on the disease burden attributable to chronic and acute malnutrition in Colombia and its economic impact, the Éxito Foundation and the Santa Fe de Bogotá Foundation presented the results in August 2024 , which highlighted the high economic and social cost of child malnutrition in Colombia . Based on this, it was estimated that the total expenditure attributable to this issue over a four - year period amounts to COP $ 1 . 5 billion . Of this amount, 65 % corresponds to indirect costs borne by families, including loss of productivity and opportunities, while 35 % are direct costs assumed by the health system to address the consequences of malnutrition These findings reinforce the need to intensify efforts to prevent the effects of chronic malnutrition and build a healthier, more equitable, and sustainable future for new generations in Colombia . É \ ito Foundation : united for the nutrition of Colombian children [GRI 3 - 3 ] At the Éxito Foundation, we join efforts with governmental, academic, social, and community actors to facilitate access to fresh and nutritious food, especially for children aged 0 to 2 years . To achieve this, we work under the following actions : 13 the development of small - scale farms and cultivation systems . These initiatives ensure the supply of basic foods and generate employment and income for families, promoting community development . Strategic alliances : we collaborate with governments and non - governmental organizations to influence public health and maternal - child nutrition policies, generating sustainable changes that benefit the most vulnerable communities . Food supplementation : in collaboration with institutions specialized in maternal and child care, we deliver monthly packages of nutritious, varied, and protein - rich foods to beneficiary families, ensuring adequate nutrition in the early years of life Promotion of breastfeeding : we recognize breast milk as the best and most complete food for babies under two years old . Therefore, we promote its practice and protection, creating environments that educate, value, support, and actively promote this fundamental stage in nutrition . Food security and sustainable consumption projects : we promote the local production of foods such as fruits, vegetables, eggs, and fish through Caption : According to Harold Alderman, an economist at the International Food Policy Research Institute, a 10 % increase in per capita GDP would lead to a 6 % reduction in the prevalence of chronic malnutrition . In this regard, Shekar from the World Bank suggests that it is better to make investments aimed at reducing malnutrition, as these can permanently alter a person’s development trajectory and maximize their productive potential . 14

Colombian children deserve the opportunity to grow up with zero chronic malnutrition



San Andrés - 108
N° PE - 264
La Guajira - 1,276
N° PE - 2,700
Atlántico - 3,558
N° PE - 10,424
Magdalena - 2,037
N° PE - 3,888
Bolívar - 2,294
N° PE - 8,333
Cesar - 1,549
N° PE - 3,060
Sucre - 100
N° PE - 996
Córdoba - 282
N° PE - 1,090
Norte de Santander - 449
N° PE - 3,121
Antioquia - 27,177
N° PE - 37,645
Chocó - 1,089
N° PE - 2,400
Santander - 1,544
N° PE - 8,502
Casanare - 200
N° PE - 2,000
Caldas - 300
N° PE - 2,200
Boyacá - 1,030
N° PE - 10,114
Risaralda - 512
N° PE - 4,923
Cundinamarca - 6,675
N° PE - 39,821
Quindío - 150
N° PE - 1,238
Meta - 1,175
N° PE - 6,667
Tolima - 4,980
N° PE - 4,987
Valle del Cauca - 3,085
N° PE - 8,019
Cauca - 160
N° PE - 1,389
Nariño - 1,385
N° PE - 9,070
Huila - 5,763
N° PE -7,086
Caquetá - 1,286
N° PE - 2,960

N° PE =
Number of delivered packages

Discover the story behind this great purpose here.

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#Lactatón became the third trending topic on social media in Colombia on August 1 , 2024 . With more than 27 , 500 posts and a reach of 34 . 8 million accounts, we managed to highlight the importance of breast milk as an irreplaceable resource for child nutrition . contains all the nutrients required by the child, and after 6 months, its contribution in immunoglobulinsand the strengthening of the bond between mother and childconstitutes two fundamental pillars for continuing complementary breastfeeding up to 2 years or more, which includes nutrients from all food groups . “Being a mother is the most beautiful gift that God has given me ; it is a gift filled with love, teachings, and a unique feeling that cannot be compared to anything in life . I am the mother of four wonderful children, and each of them has taught me to be strong and patient . I breastfed all of them until they were 2 years old, an act that not only nourished their bodies but also strengthened an unbreakable bond of love . Being a mother is my greatest pride and the most valuable experience I treasure in my heart . ” Yuri Milena Ochoa, beneficiary of the É \ ito Foundation Breastfeeding: the best source of nutrition in early childhood It is irreplaceable and essential for achieving healthy development in the early years of life . Additionally, it contributes to the economic development of societies since, according to the World Bank, for every dollar invested in breastfeeding programs, the return is 35 dollars . Recognizing its importance, in 2024 through the Éxito Foundation, we carried out the tenth edition of the #Lactatón, a national mobilization that reaffirms our commitment to promoting breastfeeding as the main nutrient for children under two years old . In the national #Lactatón mobilization, we recognized 10 Governorates and 10 Municipalities for their outstanding participation on the social network X ; each territory received equipment for a Friendly Breastfeeding Family Room, with a total investment of more than COP $ 120 million . With #Lactatón, we reaffirm our conviction that by promoting breastfeeding, we are building a healthier future for families and communities in Colombia . During the first 6 months, breast milk Breastfeeding is the act of love that nourishes the most, an irreplaceable gift that nurtures from the beginning of life . Breast milk is not only the main nutrient for babies but also a natural, ecological, and accessible solution that is the first antidote to chronic malnutrition . 16

We nourish the lives of the most vulnerable people through food donations [GRI 3 - 3] Recovery of agricultural surpluses : transforming losses into opportunities Through the Éxito Foundation, we are part of the Reagro program, an initiative focused on recovering agricultural surpluses to combat food waste and support small rural producers . In 2024 , 10 , 345 tons of food were recovered, marking a 31 . 7 % increase in recovered tons compared to the previous year, reflecting the strengthening and good performance of the REAGRO program . An integral network of donation and solidarity Through the Éxito Foundation, we coordinate the management of food and non - food donations from various departments, including stores, distribution centers, industries, corporate offices, subsidiaries, and other businesses . These donations are efficiently recorded through the EatCloud app, a platform that connects companies and foundations to utilize items (food and non - food) that they are unable to sell, with economic, social, and environmental impact . Five contests held in Cali, Bogotá, Valledupar, La Guajira, and Medellín. Participation of 662 mothers with creative recipes. 11 finalists for their flavor and dedication. Through Goticas de Sabor, we promote the responsible use of the food provided in the packages and encourage healthy and sustainable eating habits . Goticas de Sabor : nourishing communities with creativity and flavor Goticas de Sabor is a strategy aimed at connecting with communities and the beneficiary families of the Éxito Foundation through a culinary contest that encourages beneficiary mothers to create their best recipes for creative and nutritious meals, using the complementary food packages they receive each month . In 2024, Goticas de Sabor achieved a significant impact in the communities in the following ways: 17

Categories and winners Winner Categorie Health Government Investigation Companies Journalism Family Fewer than 1,000 births: ESE Salud Yopal, Yopal, Casanare. More than 1,000 births: Hospital Departamental San Vicente de Paúl, Garzón, Huila Municipality of Ospina, Nariño. Research Group on Food and Human Nutrition, University of Antioquia. Outstanding work: ‘Dietary intake and eating patterns of women during pregnancy and breastfeeding in the indigenous peoples of Colombia. An issue that requires urgent attention.’ Colombian Beisbol Óscar López Noguera, RCN Radio, Cali. Castro Valiente Family, Cartagena We had 107 in - person attendees and 587 views on our YouTube channel. We celebrate our 21st Award for Child Nutrition In 2024, we held the twenty - first gala of the Award for Child Nutrition, an iconic event that recognizes those who work tirelessly for the well - being and development of children in Colombia. In 2024, 11,276 tons of food waste were avoided through the Reagro and EatCloud programs, turning this food into a source of life for those who need it most. In 2024 , 524 stores of Grupo É \ ito made donations, totaling more than 60 , 000 donation records through EatCloud . This info includes stores that closed during 2024 . Donations to 25 food banks and 211 allied foundations and institutions. 705.9 tons of food donated. 224.9 tons of non - food items donated. 18

We recognize our allies for Child Nutrition, fundamental pillars in building a future with opportunities for our children.



Castro Family, winners of the "Family" category in the Child Nutrition Award.

At the Éxito Foundation, we recognize the commitment of our strategic allies and collaborators who, through their work and effort, contribute to our goal of achieving a country with Zero Child Malnutrition.

Recognition in Recycling:

PRIMAX

Primax Colombia stood out in 2024 by exceeding the donation goal by 40%, helping us combat child malnutrition.

Recognition for stores and cashiers

We celebrate the outstanding management of our stores for meeting indicators, recycling, and the Aportar program, as well as cashiers who, through their daily work, contribute to child nutrition by collecting Goticas, thus becoming ambassadors of our mission.



Some of our cashiers celebrating their recognition for their daily work and contribution to child nutrition.

Outstanding stores

- **Éxito Feria de los Plátanos - Armenia, Quindío.**
- **Éxito Express Calle 97 - Bogotá, Cundinamarca.**
- **Surtimax San Mateo – Soacha, Cundinamarca.**
- **Éxito Palmira – Palmira, Valle del Cauca.**
- **Surtimayorista Villavicencio – Villavicencio, Meta.**
- **Carulla Castillogrande - Cartagena, Bolívar.**

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Outstanding cashiers

- Piedad Rocío Carvajal Carvajal, Éxito Country - Bogotá, Cundinamarca.
- Diana María Morales Orozco, Carulla Arrecife - Santa Marta, Magdalena.
- Lina María Guevara Franco, Super Inter La Tienda – Pereira, Risaralda.
- Marta Luz Nuñez Prada, Surtimax San Jorge - Bogotá, Cundinamarca.
- Juan David Rincón Quiroga, Surtimayorista San Cristóbal, Bogotá - Cundinamarca.
- Genesis Karina Vanegas Jiménez, Carulla Express Rodadero Sur - Santa Marta, Magdalena.

We work to contribute to transformation

Green Terraces: where hope is planted and opportunities are harvested [GRI 3-3]

The Green Terraces project transforms concrete terraces into greenhouses to grow vegetables such as lettuce, basil, among others, using hydroponic production systems, which are later sold in our stores. During 2024, we sold more than 12,000 units; thanks to this, mothers can manage and care for the crops without leaving their homes or in nearby community spaces, while also taking care of their children.

Since its beginnings, we have achieved:

- More than 15 terraces in Bogotá, Medellín, and Cali.
- Over 2,000 square meters planted.
- 28 single mothers, social leaders, and their families have benefited through income generation.
- 20 families indirectly benefited.
- More than 33,000 units produced, representing over 12 tons of food sold.



Green Terraces promotes urban agriculture and food security for communities; it also offers comprehensive solutions to social, cultural, economic, and environmental challenges.

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In 2024, we implemented projects that promote local food production and strengthen food security in the regions where we are present. Both actions promote access to fresh proteins and vegetables for the beneficiary families. We promote resilient communities through food security projects [GRI 3 - 3] Cultivating well - being on coffee farms in Huila In partnership with the National Federation of Coffee Growers, we have benefited more than 100 coffee - growing families in the municipality of La Plata, in the department of Huila, through the implementation of home gardens in 34 villages . Over seven months of joint work, these families have managed to improve their self - sufficiency, reduce their spending on food purchases, and increase their savings, allocating them to needs such as health and education . Aquaponics : innovation for food security in La Guajira In the municipality of Manaure, in La Guajira, we promote food security through an aquaponics system in partnership with the Baylor College Foundation . This innovative method combines fish farming (tilapia) and hydroponic crops (tomato and bell pepper) to optimize productive resources, implementing good environmental agricultural practices and generating an efficient irrigation system that provides essential nutrients for the plants . The initiative implements good environmental agricultural practices and offers a self - consumption alternative for 175 pregnant mothers and children under 5 years old who benefit from the project . With this action, we achieved a 2 . 1 percentage point reduction in the prevalence of chronic malnutrition and a 4 . 2 percentage point improvement in the overall nutritional status of children . 21

Child nutrition on the national public agenda

We constantly work to guarantee the rights of children and adolescents in Colombia, positioning child health and nutrition as priority issues on the national public agenda.

NiñezYa: joining efforts for early childhood

Through the Éxito Foundation and in partnership with the NiñezYA coalition, a social initiative dedicated to promoting the fulfillment of children's rights, we influenced the 32 capital cities and the 32 departments of the country to ensure that the Development Plans, the roadmap for local administrations for the period 2024-2027, included key actions benefiting children.

Thanks to this, 89% of local governments achieved an outstanding and excellent level of inclusion in actions consistent with children's needs, reflecting a significant improvement of 56 percentage points compared to the results of the previous period.



We work hand in hand with strategic partners to ensure that children are a priority in building a fairer and more equitable future for Colombia.

Listening to Transform: National Perception Survey

In 2024, we strengthened our fight against chronic malnutrition by listening directly to those who matter most: the beneficiary families.

This initiative allowed us to gain a deeper understanding of experiences related to food insecurity and caregiving and feeding practices in households.

Through a national survey, we gathered the perceptions of 4,031 beneficiaries and 31 institutions in 15 departments and 34 municipalities.

The results reflect a highly positive rating towards the Éxito Foundation (4.5/5.0) and the delivered food (4.8/5.0), highlighting the work we are doing in the communities.

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These findings enrich our understanding of families’ needs and inspire us to continue strengthening our strategies, always with the goal of building a country with Zero Malnutrition . Nutritional Report for Beneficiaries 2024 In our longitudinal nutritional report, we continuously monitor 12 , 575 participants, with three evaluations and annual check - ups to track their progress . We analyzed a representative sample of beneficiaries and achieved significant advances in their nutritional recovery Chronic Malnutrition Inde \ 2024: Trends and Behavior of Chronic Malnutrition Results of the Chronic Malnutrition Index 2024 , conducted annually by Fundación Éxito and based on information from official sources, analyze the behavior of this condition between 2015 and 2021 . This analysis covers 14 determining variables in 1 , 120 municipalities and districts across the country to identify regions with the greatest needs and establish relationships between chronic malnutrition and other social and economic factors, such as poverty and food insecurity . These results provide a solid foundation for designing more effective and targeted public policies . Each variable was categorized according to the risk faced by children in relation to the possibility of suffering from chronic malnutrition, with the categories being : critical, low, medium, outstanding, and satisfactory . A total of 2 municipalities were not included due to the lack of data in some of the analyzed variables . Acute Malnutrition (% that overcame the condition) Chronic Malnutrition (% that moved to risk or adequacy) Age Children under 12 months 12 to 24 months 2 to 5 years 38.5% 36% 24.7% 84% 74.1% 87.5% 23

According to the results of the Chronic Malnutrition Inde \ conducted by Fundación É \ ito, in Colombia, nearly one million children under the age of 5 are at serious risk of suffering from chronic malnutrition, which corresponds to 26 . 30 % of the country’s children . Caribean region 33.90% - 339,055 kids Risk categorie: Medium Andean region 17.20% - 239,531 kids Risk categorie: Outstanding Orinoquía Region 43.70% - 72,495 kids Risk categorie: Critical Pacific Region 41.10% - 256,663 kids Risk categorie: Low Amazonic Region 79.50% - 81,932 kids Risk categorie: Critical Here you can learn more about the results of the Chronic Malnutrition Inde \ 2024. 24

The results and indicators of Fundación Éxito are validated by independent third parties: Kreston RM S.A. verifies the total coverage of care, and 4 Hands Partners S.A.S. conducts field monitoring of partner institutions to ensure compliance with donation commitments. Wills that Add Up for the Country’s Child Nutrition In 2024, we issued 222,186 donation certificates, reflecting the solidarity of those who believe in our cause. During 2024 , we consolidated partnerships with 41 companies, foundations, and sales campaigns of Grupo É \ ito’s own brands, raising COP $ 1 , 067 , 000 , 000 . These resources allowed us to e \ pand the reach of our nutritional care to a greater number of children across the country . COP $193,307,000 came from partnerships with own brands In 2024, we obtained resources amounting to more than COP $39,000,000,000, combining internal and external contributions, which were fully invested in community projects. COP $14,358 million contributed by Grupo Éxito COP $14,165 million per sale of recyclable material COP $193 million through campaigns COP $10,355 million donated by clients (Drops, rounds, and piggy banks) Donation facilitated by Grupo Éxito through its payment points COP $11,368 million own resources $COP 889 million donation of providers and allies COP $1,409 million donation of own collaborators and allies COP $1,075 million other contributions 36% 26% 29% 25

Achievements 2024 [GRI 3 - 3] We served more than 68,174 children in nutrition projects for the body and soul. #Lactatón with over 27,500 posts and a reach of 34.8 million accounts on the social network X. Implementation of community engagement model : 5 Goticas de Sabor contest events in 5 municipalities with the participation of 662 beneficiary mothers and 11 finalists . We donated 705 . 9 tons of food and 224 . 9 tons of non - food items through 524 departments, benefiting 25 food banks and 213 partner foundations and institutions . Challenges 2025 Implement protective mental health programs that strengthen the emotional well - being of communities, promoting healthy habits and resilience in the face of food insecurity . Continue promoting Zero Malnutrition through complementary interventions that address the social determinants of this challenge, strengthening agricultural and livestock production programs to cultivate opportunities, boost the local economy, and ensure food security for communities . Keep strengthening the relationship with leaders and neighboring communities of Grupo Éxito and Fundación Éxito in prioritized territories with a greater brand presence, through the implementation of projects focused on Community Development and Environmental Sustainability . Continue strengthening the sources of income and partners of Fundación Éxito. Promote visibility and the inclusion of tangible strategies in favor of Zero Malnutrition in the government plans of future presidential candidates for Colombia, by strengthening joint work with the city observatories Como Vamos and Niñez Ya . 26

Nurturing opportunities in Colombia means promoting sustainable supply chains, cultivating opportunities to strengthen local and direct purchases from producers and manufacturers in the te \ tile sector, working to reduce intermediation and fostering fair trade practices that promote the comprehensive development of our partners and suppliers, as well as rural communities in the country . [GRI 3 - 3 ] To achieve this goal, we focus our actions on the following fronts : We cultivate opportunities to strengthen local and direct purchases. Moda Éxito dresses Colombia with garments made by Colombian hands. We promote the comprehensive development of our partners and suppliers. 27

We cultivate opportunities for local and direct purchasing At Grupo Éxito, we believe that buying local is believing in Colombia . It is a way to connect with the countryside, value the natural wealth of our regions, and, above all, to promote the economic and social development of the territories . By buying local, we foster valuable and trusting relationships with the farmers who provide us with the best of our land . We contribute to the transformation of the territories by believing in the dreams of millions of Colombians who maintain the hope for a better future, and we walk the path of dignifying the lives of people in our country . [GRI 3 - 3 ] [GRI 204 - 1 ] During 2024 , we strengthened local and direct purchasing and achieved that : 88 . 54 % of the fruits and vegetables we purchase come from local suppliers . 92.7% of the beef, pork, veal, buffalo, and other meats were sourced locally. 100 % of the processed pork in our industry has the product seal granted by the Pork Colombia association . During the year, the revenue received from the sale of processed pork in our industry was appro \ imately COP $ 58 , 000 million . [FB - FR - 430 a . 1 ] Additionally, about 95 % of pork suppliers have the Granja seal, granted by the PorkColombia association . During 2024 , the revenue received from the sale of pork supplied by our suppliers was appro \ imately COP $ 7 , 000 million . [FB - FR - 430 a . 1 ] 86.02% of the fish and seafood come from national fishermen. 100 % of our private label eggs are cage - free . In 2024 , the revenue received from the sale of cage - free eggs was COP $ 25 , 000 million . [FB - FR - 430 a . 1 ] [FB - FR - 430 a . 2 ] . 88 . 37 % of the direct purchase of fruits and vegetables comes from 574 local producers, through associations and farming families ; reducing intermediaries 28

Building trust is contributing to the development of Colombia We buy locally: Boyacá, Casanare, Cundinamarca, Huila, Meta y Tolima y otros Antioquia Valle del Cauca, Cauca, Chocó, Nariáo, Putumayo Atlántico, Bolívar, Cesar, Córdoba, La Guajira, Magdalena and Sucre Fruits and vegetables: 2.2% Fish: 14.6% Meats: 28.5% Eggs: 7.7% Textile: 0% Fruits and vegetables: 53.3% Fish: 35.5% Meats: 28.6% Eggs: 37.9% Textile: 14.2% Fruits and vegetables: 20.4% Fish: 17.3% Meats: 15.5% Eggs: 12.7% Textile: 74.6% Caldas Quindío, Risaralda Fruits and vegetables: 7.8% Fish: 0.5% Meats: 11.7% Eggs: 8.8% Textile: 8.3% Fruits and vegetables: 12.1% Fish: 12.1% Meats: 7.5% Eggs: 29.8% Textile: 3% [GRI 204 - 1] 29

Ana Rita Vélez, or as we call her at Grupo Éxito, ‘Doña Rita,’ is a woman of nearly 100 years who has been a supplier to the company for 45 years . She is a producer of mango and sapote, and her farm is located in the department of Antioquia . Through her business, she generates opportunities in the municipality of San Jerónimo , where she grows her fruits . Doña Rita is an example of perseverance and dedication . “I am grateful because Grupo Éxito’s customers are very satisfied with our product, and that makes me happy because if there is demand, it encourages us to keep going . Thanks to my work, I have my house, my boat, and I can create opportunities for my family and my region . ” Dora, member of the La Merluza Association of Bahía Solano. “Our stores are filled with meanings and stories . We are our people, we are the products we sell in our stores . This is our motivation to build a country and create a value chain that generates opportunities . ” Luz María Ferrer, Commercial Vice President Learn here the story of the Agroesmeralda Association, a sweet potato supplier located in Sucre, Colombia . This territory, once marked by violence, now has hope . Here, each sweet potato has a special flavor : the flavor of peace . Monthly, the La Merluza Association delivers about 5 tons of fresh fish to Grupo Éxito. 30

Partnerships that generate value and strengthen local and direct purchasing [GRI 413 - 1] We firmly believe that supporting the local economy and buying from communities that have decided to transform their illicit crops into productive crops are essential steps to contribute to building a prosperous and peaceful future for Colombia . In 2024 , we joined the National Drug Policy ’Sowing Life, Eradicating Drug Trafficking’ to strengthen the commercialization of agricultural products from the substitution of illicit crops with productive crops, by purchasing fruits, vegetables, red meats, and white meats from communities historically affected by the armed conflict in the country . As part of this initiative, we purchased 282 tons of plantains from ASOPRADCUR, a farming association in the municipality of Belén de Bajirá, Chocó, which were sold in our stores . Asopradcur in Belén de Bajirá was born in response to the crisis in the plantain sector in the Urabá area, demonstrating how unity and collective effort can transform realities. From Grupo Éxito, the association receives a fair payment without intermediaries in less than eight days, improving their economic conditions and growth opportunities. “For us, this partnership represents the opportunity to leave behind years of unfair commercial dealings . Now, we can guarantee a fair and timely payment for our product, which allows us to expand the association and generate more employment for the farmers in the region . Currently, we work with 120 members who are directly benefited by these types of agreements, like the one we have achieved with the Government and Grupo Éxito . Thanks to these partnerships, we can expand our businesses and improve the living conditions of our families” Erika Marcela Vanegas, member of Asopradcur . 31

In partnership with Comproagro, more than 22 families have benefited in Cundinamarca thanks to the direct purchase of 553 , 416 units of fruits and vegetables . This has allowed for an approximate 15 % increase in earnings for the producers . In collaboration with Fundación Salvaterra, a total of 250 families have been benefited through the direct purchase of 180 , 761 units of products including red onion, cucumber, mandarin, pineapple, and Tahiti lime, from municipalities of the National Government’s Territorial Development Program (PDET), which aims to promote economic, social, and environmental development in the areas of the country most affected by the internal armed conflict . “Our purpose is to transform Colombian agriculture . Together with Grupo Éxito, we provide opportunities for small producers so they do not lose their crops and can sell them in large retail stores . This has allowed us to reach regions such as Catatumbo, Urabá, Cauca, among others, to dream together and contribute to the economic development of the community and generate value for the country . ” David Villegas, Director of Fundación Salvaterra . During 2024, 7,092 million units of food were marketed in collaboration with these organizations [GRI 204 - 1]. A contribution to the reconstruction of the social fabric of our country. PaisSana is a brand represented by a heart that symbolizes love for Colombia , and its name arises from the union of the words ‘country that heals . ’ It is a national brand that promotes productive projects in areas affected by the armed conflict in Colombia, within the framework of the National Government’s Territorial Development Program (PDET) . This brand seeks to highlight the resilience of its communities, showcasing stories of reconciliation where farmers, victims, and peace signatories work together for the rebirth of the countryside . We work in partnership with 32 farming associations and foundations, which allow farmers to receive fair payment without intermediaries and sell their products directly in our stores . 32

We work hand in hand with 8 certified suppliers associated with the PaisSana brand to contribute to peace through 71 products : 50 Consumer Packaged Goods (CPG) and 21 Fresh Products, which are sold in 24 of our stores . The PaisSana brand, a national initiative that promotes productive projects from areas affected by armed conflict, reached nearly COP $ 1 , 500 million in sales during the year . Moda É \ ito dresses Colombia with garments made by Colombian hands. At Grupo Éxito, each garment tells a story, woven with skill and dedication, reflecting the richness of our culture and highlighting local talent . Likewise, we embrace sustainable commerce, ensuring that every fashion choice is a step towards a more conscious future . 304 collections developed by Colombian hands during 2024. 93 . 91 % of the private label garments we sell are purchased in Colombia . [GRI 204 - 1 ] More than 10 , 000 jobs have been generated through the manufacturing of our private label garments Arkitect, Bronzini, People, Custer, and Bluss ; 75 % of which are held by women . Aroma de Occidente Specialty Coffee is produced in the mountains of Dabeiba in the department of Antioquia . This municipality is known as “The Gateway to Urabá . ” There, the word “resilience” has shaped the culture of its inhabitants, who have found a way out of the conflict that has marked them for years through coffee cultivation . 33

- 215 allied workshops located in 7 departments.
- 21,784,363 garments produced for Grupo Éxito's private labels.
- We have been collaborating with national designers for over 15 years and nurturing opportunities in the Colombian textile and garment sector for more than 70 years.

Éxito is our strategic ally because with the garments we make for them, we manage to maintain the production that the plant needs throughout the year, and our people remain employed," Pablo Artunduaga, General Manager of Praxedis. Learn more about his story here.

Collaborations inspired and made by local talent [GRI 413-1]

In 2024, we were major protagonists at the country's most important fair: Colombiamoda, with the participation of three collaborations inspired and crafted by Colombian talent. In this way, Moda Éxito continues to consolidate its name in Colombian fashion.

Arkitect x Andrés Otálora: "Guajira" collection.


ARKITECT x ANDRES OTALORA

This catwalk was 100 meters long, one of the largest ever made in Colombiamoda.

Highlighting local talent, Grupo Éxito makes history together with renowned Colombian designer Andrés Otálora through a collaboration under our private label Arkitect. This collection invites us to embark on a magical journey through La Guajira, inspired by the vast desert, the warm tones of the dunes, and the deep blue of the Caribbean. The collection pays homage to this land of diversity and natural and cultural richness. Each piece bears Otálora's distinctive signature, reflecting his unique design and vibrant, sophisticated prints. A unique fashion experience, made by Colombian hands and accessible to all.

Bronzini x Beatriz Camacho: "And I Woke Up in Havana!" collection.

A collection created for today's women who seek sophistication without sacrificing comfort and naturalness was the result of the collaboration between our private label Bronzini and the talented Colombian designer Beatriz Camacho. The proposal is inspired by the culture, landscape, and atmosphere of Havana, featuring fluid silhouettes and graphics of pineapples, palm trees, and landscapes that reflect the vibrant and authentic essence of Cuban culture. This resulted in 83 exclusive designs, which were crafted by Colombian hands and made available throughout the national territory, accessible to all Colombians.

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Perros Criollos : Fashion and Comedy with Social Impact The collaboration between the People brand and the comedy group Perros Criollos brought to life a collection that fuses the authenticity of fashion with humor, friendship, and the sense of belonging of those who wear it . Through more than 100 references and 70 , 000 units produced by national suppliers, this collection not only celebrates identity and fun but has also become an opportunity to improve the quality of life for stray dogs, demonstrating that fashion can be a tool for social impact . We are fashion made in Colombia, and we will continue working to dress Colombian families with high - quality garments at affordable prices . Fashion with a conscience We are proud to work for sustainable fashion with processes such as the use of biodegradable or recycled materials, the reduction of water consumption, and manufacturing with national suppliers, aiming for development that maintains a balance between social, environmental, and economic aspects . For the third consecutive year, our brands Arkitect, Bronzini, and People received the Sustainable Gold Fashion Seal recertification, an environmental label awarded by CO 2 CERO, a company that leads innovative actions against climate change and recognizes organizations or products that demonstrate their commitment to the environment . On average, 16 million garments certified with this seal were sold, generating revenues of approximately COP $ 410 , 000 million . [FB - FR - 430 a . 1 ] To learn more about these runways, scan this QR code . The garments that make up this collection are made of linen, cotton, and biodegradable fabrics, always maintaining our commitment to the use of excellent materials and sustainable processes. With the sales of this collection, we support 6 foundations for abandoned animals, donating 6 tons of animal food. 35

Our supply chain goes beyond a single location ; it extends across the country, touching lives and communities . Each point of contact, from sourcing to our stores, is a national connection point, a commitment to the social fabric of Colombia, where we strive to be economic actors and agents of positive change in people’s lives . We innovate in productive practices with georeferencing of our private label and white label suppliers Aware of the importance of closing gaps and ensuring transparency in processes and procedures, especially in the procurement of raw materials that, due to their origin, have greater social and/or environmental impacts ; we align with the methodology set forth in the Operational Guide on Supply Chain Management published by the Accountability Framework Initiative (AFI) (2019) and work with our suppliers to improve socially and environmentally sustainable practices through georeferencing via the Croper platform, which allows us to visualize the actual surface area of a farm, with the aim of obtaining updated and valuable information from our suppliers, and thus promote an improvement in the origin of raw materials, identify risks, and characterize our supply chains . [GRI 2 - 6] This is possible thanks to the collaborative work we do every day with the following suppliers: We work with more than 6 , 000 suppliers to develop sustainable supply chains . We promote the comprehensive development of our partners and suppliers [GRI 308 - 2] [GRI 414 - 2] [FB - FR - 430a.3] 2,567 commercial suppliers. 981 goods and services suppliers. 2,540 real estate suppliers (tenants). 194 direct te \ tile suppliers. 215 workshops in the te \ tile industry. 36

Evaluated criteria Environmental: Loss of tree cover (GFW) Protected areas (RUNAP) Páramos (Min Ambiente) Socials: Indigenous reserves (ANT) ZOMAC municipalities (ART) *This methodology includes a specific risk analysis for the country and the evaluated raw materials. Agricultural frontier (UPRA) RAMSAR wetlands (iAvH) PDET territories (ART) In 2024 , we georeferenced 667 direct suppliers of fresh products, 10 % more than the previous year, operating on 669 farms equivalent to 86 , 352 hectares . Thanks to this technology, we promote responsible agricultural practices and work towards reliable and transparent sourcing . We are the first food retail company in Colombia to assess nature - related risks according to the TNFD framework - Task Force on Nature - Related Financial Disclosure, which provides a set of recommendations and guidelines for companies to evaluate, report, and manage the risks and opportunities they are e \ posed to from nature - related events that may impact business operations, strategy, and financial plans . We develop and strengthen the knowledge of our partners and suppliers in socially and environmentally sustainable practices We evaluated 201 of our private label suppliers through audits covering quality, safety, and environmental and social criteria, including gender equity, human rights, forced labor, money laundering, occupational safety, and environmental management . [GRI 308 - 2 ] [GRI 414 - 2 ] Of the 31 new suppliers evaluated, 87 % satisfactorily met our social and environmental criteria . [GRI 308 - 1 ] 100 % of these suppliers were supported in developing specific action plans focused on minimizing identified gaps . 37

In partnership with the Promotora de Comercio Social, a non-profit social development entity, we work to promote the growth and sustainability of micro and small businesses in the country, providing them with more development opportunities and access to new markets. Thanks to this, the following results were achieved in 2024:

- **Support for 200 Colombian entrepreneurs to enhance their businesses.**
- **Creation of approximately 800 jobs in different regions of the country.**

With the participation of 9 employees from our company and 7 strategic allies (Diversey, SGI, IFS, ALS, ICA, Intertek, and MasControl), we achieved:

- **Directly benefit 411 suppliers and 1,447 attendees through 42 supplier development programs.**
- **Provide 190.5 hours of training on topics such as hazard analysis and critical control points, food defense, food fraud, pest matrix, and the Single Environmental Registry.**
- **Help 201 suppliers establish documents and policies on Human Rights (HR).**
- **Incorporate activities to promote gender equity in the processes of 172 suppliers.**

Learn here the story of how, in Bahía Solano, local fishermen contribute to the preservation of the ecosystems and species of the Colombian Pacific through their work.

Specifically in our textile supply chain, we provide the following support to our suppliers:

- We trained 59 of our suppliers in sustainability, innovation, and efficiency.
- In 2024, we assessed the carbon footprint of 59 suppliers to identify emission reduction opportunities and promote the use of clean energy. [GRI 308-2]
- We conducted social audits on 100% of our textile suppliers.
- In partnership with the Universidad Externado de Colombia, the Inter-American Development Bank (IDB), and Colombia Productiva, we trained 22 strategic partners in sustainability, environmental agenda, and Sustainable Development Goals (SDGs), providing them with tools for more responsible development.

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We build valuable and trusting relationships with our suppliers

We strengthen valuable relationships with our suppliers, recognizing the importance of working together in building the country.

We celebrated the sixteenth edition of the Successful Suppliers Contest 2024

The Suppliers Contest is an event that has been held for 16 consecutive years with the aim of recognizing suppliers for their joint work, strengthening the trust relationship that has been built over the years, and thanking them for their commitment to the country's development. In 2024, we awarded 14 categories:

Categorie	Supplier
Éxito supplier	LG ELECTRONICS COLOMBIA
Goods and Services supply	INTERLAN
Real Estate Partner	MEDIPIEL
Logistic	HENKEL COLOMBIANA S.A.S
E-commerce	KOPPS COMMERCIAL SAS (Bavaria)
Marketplace	TECZONE
Large Consumption National Brand (NB)	INDUSTRIA NACIONAL DE GASEOSAS
Large Consumption Private Label (PL)	FASALACT S.A.S.
Fresh producta	CERDOS DEL VALLE S. A
Textile	LEMUR 700 S.A.
Home Bazaar	INDUSTRIAS CANNON DE COLOMBIA
Electrodigital	INDUSTRIAS HACEB S.A.
Éxitos Pyme	INVERSIONES EL AVIARIO S.A.S
Sustainability	ILKO ARCOASEO S.A.S

Ilko Arcoaseo, Recognized for the nomination of the project "Green Circle – Closing the Plastic Waste Cycle," which, within the framework of sustainability and the circular economy, and in collaboration with various stakeholders, uses and reincorporates post-consumer waste to transform it into cleaning products for their brands.



Ilko Arcoaseo, winner of the Sustainable Development category.

"Sustainability is not just a goal, but a way of doing things. This recognition motivates us to continue strengthening our practices, with the commitment to generate a positive impact on the environment and the community. We know that every step towards sustainability is a contribution to the future of everyone."

Antonio Caicedo, General Manager of Ilko.

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Achievements 2024 [GRI 3 - 3] We cultivated opportunities by strengthening local and direct purchasing, achieving that 88 . 54 % of fruits and vegetables were purchased from local suppliers and 88 . 37 % of fruits and vegetables were purchased directly from 574 local producers, through associations and farming families, reducing intermediation . For the third consecutive year, our brands, Arkitect, Bronzini, and People, received the Sustainable Gold Fashion Seal recertification, awarded by CO 2 CERO . We are advancing in the georeferencing of our suppliers, with the aim of improving the origin of raw materials, identifying risks, and characterizing our supply chains . Challenges 2025 Continue strengthening local and direct purchasing. Enhance sustainable practices in the textile and fashion industry. Advance in the management of social and environmental risks in the supply chain. 40

[GRI 3 - 3 ] Our commitment is to preserve the planet, its biodiversity, and its natural resources ; therefore, we carry out actions that allow us to contribute to the protection and care of the environment, mitigate the impacts that business operations could cause on the surroundings, and foster a culture of environmental awareness that permeates our Stakeholder Groups . We focus our efforts on the following matters : Circular economy and comprehensive waste management. Contribution to biodiversity protection. Development of environmental and climate knowledge. Climate change management. Climate change risks and opportunities - TCFD (Task Force on Climate - Related Financial Disclosures). 41

Circular Economy and Comprehensive Waste Management [GRI 3 - 3] [GRI 306 - 1] [GRI 306 - 2] We promote circular economy models with actions focused on reduction, recycling, and reuse to optimize resources and minimize environmental impact . These activities include the collection and transformation of materials, proper waste disposal, and food waste management, as well as improvements in packaging design . Reduce and Reuse [FB - FR - 430 a . 4 ] [GRI 301 - 1 ] [GRI 301 - 2 ] In 2024 , in line with our commitment to reducing environmental impact and in anticipation of the regulation established by Law 2232 of 2022 , we adopted measures in our stores that include replacing pre - cut bags with bags made from 100 % nationally certified post - consumer material in the fruit, vegetable, and dairy sections . We also eliminated single - use plastic bags at checkout points, offering our consumers other alternatives such as reusable bags with different designs and sizes, and paper bags . In this context : We awarded our customers three Puntos Colombia for each reusable bag used for their purchases, thus encouraging their use . In 2024 , we granted over 6 million Puntos Colombia, a 26 % increase compared to 2023 . We make recycling a reality in our operations [GRI 301 - 2 ] [GRI 306 - 4 ] We utilize recyclable materials to transform them into new products, preventing them from becoming waste . We aim to make them useful and convert them into other materials or products through recycling . 7.7 million reusable bags were sold, a 30% increase compared to 2023. 16.9 million paper bags were sold, increasing by 120% compared to 2023. 42

4% Cardboard: 14,938 tons Metal scrap: 1,326 tons Others (kraft paper, newspapers, magazines, glass, among others): 1,180 tons Plastic: 1,027 tons Plastic hangers: 381 tons To achieve this, we have implemented a reverse logistics model, a key process in recycling that efficiently manages the return of materials from consumption points to our distribution centers (CEDIS) . There, the waste is carefully conditioned and prepared for reintegration into the production chain . Appro \ imately 19 , 000 tons of recyclable material were collected and commercialized, including notable amounts of cardboard, scrap metal, and plastic . Below is the breakdown of the quantity of recycled tons by type of material . Materiales reciclados y entregados a la Fundación É \ ito We donate 100 % of the recyclable material generated in our operations to the É \ ito Foundation, including plastics and cardboard from the packaging of the products we sell . All the resources obtained are dedicated to projects focused on child nutrition in Colombia . 79% 7% 5% 6% The Éxito Foundation commercializes the recycled material, dedicating the proceeds to projects that support child nutrition in Colombia. 43

Soy Re

It was a project aimed at promoting recycling among our customers by encouraging the delivery of recyclable containers and packaging at some of our stores. We ensured that 100% of the collected materials were recycled.

For each container or package that customers delivered, they received 1 Puntos Colombia. In 2024, more than 36 million points were awarded.

Through the Soy Re project, 904.7 tons of containers and packaging were directed to recycling processes, equivalent to a total of 27.8 million recycled units. [GRI 301-3]

In the graphs below, you can see the detailed amount of recycled material in tons from 2020 to 2024, and the types of materials that were recycled.

Historical Recycled Tons



2020
131 tons.
2021
788 tons.
2022
986.4 tons.
2023
1,342.8 tons.
2024
904.7 tons.

Tons of recycled material

Typology of recycled material

Glass:	46.6%
Rigid plastic:	35.7%
Flexible plastic	9.3%
Metal:	4.5%
Tetrapack:	4%



46.6%
35.7%
9.3%
4%
4.5%

In 2024, we worked in alignment with Extended Producer Responsibility (Resolution 1407 of 2018 and 1342 of 2020), promoting increased recycling rates to ensure that 100% of the collected materials were directed to recycling processes, and raising awareness among our customers about this initiative.

Learn about our Packaging and Containers Policy here.

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We properly dispose of the waste we generate [GRI 306 - 1] [GRI 306 - 2] [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] At Grupo Éxito, we work towards the utilization and proper disposal of the waste generated in our operations, according to its classification and potential for reintegration into new economic cycles. [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] In 2024, we generated a total of 52,671 tons of waste, of which: We recycled 18,852 tons of materials derived from our operations, promoting the circular economy. We properly disposed of 85.1 tons of hazardous waste. We recovered 129.6 tons of used cooking oil, promoting its transformation into new resources such as biodiesel, soaps, detergents, among others. We utilized 8,879.7 tons of organic waste in bioremediation processes for soil regeneration. We disposed of 24,724.28 tons of ordinary waste, which are neither recyclable nor hazardous, in authorized landfills. We manage food waste and spoilage [GRI 3 - 3] [GRI 306 - 2] [FB - FR - 150a.1] We implement preventive and corrective actions for food waste management, working with all actors in the supply chain, such as Purchasing, Receiving, Transportation, Storage, Labeling, Display, Handling, and Sales . Additionally, we promote the utilization of products through alternative destinations, such as donation . To achieve this, we have specific guidelines that include : Sale of products with discounts close to e \ piration Donation of goods to food banks through platforms like EatCloud. Recovery of fruit and vegetable trays. Management of surpluses in red meat and bakery products . 45

We manage around 15 , 000 tons of spoiled food, of which : More than 14,000 tons of non - recoverable material were designated as losses and waste. [GRI 306 - 3] Approximately 700 tons were utilized and donated to the Éxito Foundation to contribute to the child nutrition of children in Colombia . [GRI 306 - 4 ] Five Viva shopping centers were certified by Icontec as Zero Waste [GRI 306 - 2] Our Viva shopping centers in Envigado, Barranquilla, Palmas, and Ceja were recertified as Zero Waste by the Colombian Institute of Technical Standards and Certification (Icontec) in the gold category, and Viva Sincelejo in the silver category . This recognition is the result of implementing strategies for the reduction, reuse, and utilization of waste, which allow the reintegration of materials into the production cycle and reduce the amount of waste sent to landfills . Results of waste utilization in our recertified shopping centers : 72% of waste utilized in Viva La Ceja 69% of waste utilized in Viva Palmas and Viva Sincelejo 66% of waste utilized in Viva Envigado and Viva Barranquilla With an average of 65% waste utilization in the shopping centers that obtained certification, we contribute to strengthening an environmental culture through training for tenants and visitors on source separation. 46

8 approved properties 19,483 approved hectares En 5 departments of the country Contribution to biodiversity protection [GRI 304 - 2] [FB - FR - 403a.4] At Grupo Éxito, we seek to balance livestock production with environmental conservation and animal welfare . We implement monitoring tools to support our suppliers in adopting more sustainable practices, ensuring respect for the agricultural frontier and forest conservation . [GRI 308 - 2 ] In 2024 , we achieved satellite monitoring of 100 % of our direct livestock suppliers, covering 30 properties that together total 15 , 527 hectares, with 28 % forest cover . Development of environmental and climate knowledge. We promote training spaces that strengthen the environmental knowledge and awareness of our employees . In 2024 , 5 , 860 employees participated in environmental training programs on circular economy, climate change, and operational sustainability . We are motivated to educate and mobilize our stakeholders towards the protection of the planet, and these were some of the main learning spaces : Revenue generated from products with this certification reached COP $ 13 , 500 million . [FB - FR - 430 a . 1 ] 72 of our direct suppliers are GANSO (Sustainable Livestock) certified, promoting sustainable practices. In 2024 , sales of Pomona Livestock products, available in 185 Éxito and Carulla stores across the country, grew by 21 . 2 % compared to the previous year . 47

A step that makes a difference for the planet, with 4,360 participants: awareness about the elimination of plastic bags and their environmental impact. Circular Economy, with 797 participants: key concepts of circular economy and its application in the company. Good Environmental Practices, with 286 participants: strategies and actions to reduce environmental impacts in our operations. Climate Change Training, with 114 participants: knowledge about climate change and the role of each person in its mitigation. Learning Together | My Sustainable Environment, with 112 participants: relationship between Grupo Éxito’s Sustainability Policy and the Sustainable Development Goals. Environmental Service Stations (EDS), with 32 participants: best practices for environmental management in service stations. Paper Bag Packaging Capsule, Éxito brand, with 58 participants : proper use and separation of products in paper bags . Sustainable Livestock, with 67 participants : sustainable livestock strategy and its impact on the company . We were panelists at the event Accelerating the Path to Sustainability through Powerful Partnerships organized by L’Oreal Colombia, where we shared our experience working collaboratively with different stakeholders . Sustainability and Reputation in the Omnichannel Strategy, with 34 participants : how each process contributes to sustainability within the Omnichannel strategy . We participated in the second edition of the collaborative measurement of Transport Carbon Footprint in Latin America, led by Logyca . In this e \ ercise, which included the participation of 16 companies in 9 countries, we stood out particularly for the high percentage of zero and low - emission vehicles in our own fleet and for the efficient optimization of their operation . 48

Climate Change Management We manage climate change to reduce our environmental impact and ensure the sustainability of the business and future generations . At Grupo Éxito, we take on this challenge with a comprehensive approach to risks and opportunities, integrating decarbonization and climate change adaptation, both in our direct operations and throughout our supply chain . Our actions to mitigate and adapt to climate change include : Management of refrigerant gases, reducing those with a high impact on global warming and the ozone layer. Energy efficiency, improving resource use and implementing clean energy projects. Sustainable mobility, promoting the use of transport and fuels with a lower environmental footprint. We are moving towards a more sustainable cold chain An efficient and sustainable management of the cold chain is essential to preserve the quality of our products, reduce our environmental footprint, and improve energy efficiency . Therefore, we are moving towards more sustainable refrigeration, adopting technologies that minimize our climate footprint and eliminate the use of substances that affect the ozone layer . Twelve warehouses converted to alternative refrigerant gases such as CO 2 . We consumed 17 , 218 . 4 kg less of R 22 refrigerant compared to the previous period, representing a 17 . 2 % reduction compared to 2023 . We increased the use of zero ozone - depleting refrigerants by 5 , 330 kg, representing a 95 . 2 % increase compared to 2023 . [FB - FR - 110 b . 2 ] 49

Energy consumption (MWh) 2024 Results (MWh) 2023 Results (MWh) 2022 Results (MWh) Non - renewable electricity - SIN. Renewable electricity - SIN. Self - generated renewable energy consumption. Certified renewable energy consumption - REC*. Total operational energy consumption 57,470.32 325,665.18 4,534.76 3,656.99 391,327.25 85,275.98 285,204.00 10,361.15 3,519.98 384,361.11 112,985.69 232,325.09 11,817.72 3,774.27 360,902.77 We promote projects for more efficient and sustainable energy From 2012 to 2024, we have implemented: Learn about our Climate Change Polic y and our Environmental Polic y . Energy consumption [GRI 302 - 1] [GRI 302 - 4] In 2024 , 68 . 7 % of the total consumed came from mixed renewable sources, 3 . 3 % was self - generated renewable energy, and 96 . 7 % of our energy came from the National Interconnected System (SIN) . [FB - FR - 130 a . 1 ] *Taking into account the portion of mixed renewable energy sources from the Interconnected System of Colombia during 2024 , which was 67 . 28% . *REC: Renewable Energy Certificates (RECs) are a voluntary mechanism through which end - users of electricity demonstrate that a portion or all of their electricity consumption was generated from renewable sources.” In our Real Estate business: 7 solar energy projects and eco - efficient energy services. 14 energy efficiency initiatives. In our Retail business: 11 solar energy projects and eco - efficient energy services. 259 energy efficiency projects. Our energy consumption intensity was 0.0222 MWh/$ of revenue. [GRI 302 - 3] We generated 11,817.72 of energy with solar projects, equivalent to the consumption of 6,273 Colombian households in one year 50

VIVA: Third consecutive year with Carbon Neutral certification from ICONTEC The generation of wind and solar energy, the migration to an LED lighting system, and the open architectural design are some of the actions that enabled recertification. We implemented two energy efficiency projects in Viva Sincelejo and Villavicencio. Viva Sincelejo: We replaced more than 850 halogen lamps with LED technology, achieving a 32% energy consumption savings. Viva Wajira: We launched a photovoltaic plant with more than 600 solar panels and a capacity of 374.68 kWh. Viva Villavicencio: We renovated 900 luminaires, generating an annual savings of 151,175 kWh. Our photovoltaic panels generate clean energy and supply 37% of the energy consumption in common areas. In Viva Wajira, we put into operation a photovoltaic plant with 646 solar panels and a capacity of 374.68 kWh. Viva Sincelejo Thirteen Viva shopping centers were recertified as Carbon Neutral by Icontec. Photo: We have more than 16,520 solar panels in our shopping centers and warehouses; 5% more than in 2023 thanks to the launch of the photovoltaic plant in VIVA Wajira, Riohacha, Guajira. 51

Efficiency and sustainability in our distribution centers (CEDIS) In our Distribution Centers (CEDIS), we work to make sustainability a part of logistics operations. 71 % of our logistics facilities have LED lighting, optimizing energy consumption . We generate photovoltaic energy through solar panels installed on 7 , 000 m² of rooftops in our CEDIS . 76 % of our refrigeration infrastructure operates with lower environmental impact refrigerants, such as CO ₂ and ammonia . 4 % of the batteries used in material handling equipment for indoor operations are lithium - based, a more efficient alternative with a smaller environmental footprint . We promote sustainable mobility in our operations . We strive to promote more environmentally friendly mobility by encouraging responsible and sustainable practices in our supply chain . By improving logistics efficiency, optimizing fuel consumption, and adopting more sustainable alternatives such as transitioning to an electric fleet and renewing vehicles with more efficient technologies, we reduce our environmental impact, make better use of resources, lower costs, and strengthen our competitiveness . We have a total of 2 , 912 vehicles, of which 86 are owned and 2 , 826 belong to outsourced fleets . [FB - FR - 000 . C] Our electric fleet represents 35 % of the total, moving towards cleaner and more efficient transportation . In our CEDIS, we implement technologies and practices that reduce environmental impact and improve energy efficiency. We modernized our fleet with four 2022 model trucks and four 2024 model Euro VI tractor - trailers, improving productivity, efficiency, and operational cost optimization . 52

éxito
wow!

We have renewed partnerships to continue operating with 23 vehicles and eight electric motorcycles for last-mile deliveries, reducing emissions generation



We have implemented real-time fuel measurement technologies, which facilitate decision-making aimed at improving transportation efficiency.

The fuel consumption of our fleet during the year was as follows [FB-FR-110a.1]:

Type of fuel	Consumption
Gasoline (gal)	1,054
Diesel (gal)	289,566
Natural Gas (m3)	83,980
Electric Energy (kWh)	174,471
Total fuel consumption (MJ)	46,301,440

- **We implemented a pilot project using a renewable additive in our fuels, which is produced from sugarcane (Starfuel Technology) and allows the mixing of liquid green hydrogen, which does not generate CO_2 when burned, with fossil fuels. This resulted in a 7% reduction in fuel consumption and an 8.5% decrease in CO_2eq emissions.**
- **On average, we transport 0.14 tons per kilometer in our own, third-party, and operator transportation operations. [FB-FR-000.D]**

Through the Try My Ride platform, we avoided the emission of 94,100 kg of CO2eq during 2024.

TRY MY RIDE
Comparte y Vive la Experiencia

Water management

We optimized our water consumption through monitoring and conservation measures. [GRI 303-5]

Year	2022	2023	2024
Water consumption (Mm3)	2,106	2,408	2,309

*Million of cubic meters

53

Governance Climate Sustainability Governance Model As part of our business evolution process, we have redefined our climate sustainability governance through an empowerment model that assigns clear and specific functions to different areas of the organization . This model operates in an articulated and integrated manner, ensuring that all instances, from the Board of Directors and senior management to operational areas, work in a coordinated and harmonious way . Additionally, it promotes more effective and collaborative management, ensuring that each area performs defined roles - leading, supporting, training, or monitoring - to achieve strategic sustainability objectives and respond to climate challenges . As part of our actions to encourage rational water use, we have implemented: Water - saving valves in our warehouses. Rainwater harvesting systems in our shopping centers, allowing its reuse in activities such as cleaning . Efficient activation mechanisms in bathrooms (push), optimizing water use in toilets. Climate Change Risks and Opportunities - TCFD (Task Force on Climate - Related Financial Disclosures) In 2024 , we continued working on implementing the recommendations of the Task Force on Climate - Related Financial Disclosures (TCFD) and adhering to the standards of the Sustainability Accounting Standards Board (SASB) for disclosing information related to climate and sustainability issues . [GRI 201 - 2 ] [GRI 3 - 3 ] The TCFD is a framework of recommendations designed to help companies transparently disclose how they manage the risks and opportunities arising from climate change, covering four key areas : Governance, Strategy, Risk Management, and Metrics and Targets . Below, we break down each of these components : Governance Strategy Risk Management Metrics & Targets 54

Corporate Climate Governance Structure We structured a model that integrates various levels of leadership and key areas : Directive Board [GRI 2 - 22 ] The Directive Board, as the highest social body of the company, plays a fundamental role in promoting the long - term resilience and sustainability of the company in the face of potential changes in the business landscape due to climate change . The functions and responsibilities of the Board of Directors in relation to climate change management include : Approving and periodically monitoring the strategic plan, which incorporates the strategic pillar “Our People and Sustainability.” Being accountable to shareholders for the strategic management of the company. Acting as the highest social body of the company, promoting long - term resilience and sustainability in the face of potential changes due to climate change. Approving the Sustainability Strategy, which guides the practices of the Business Group. Defining and approving policies related to climate management. Allocating the necessary resources for the company to face climate change challenges. Periodically monitoring the main risks of the company, including climate change. Senior Management The company’s Senior Management plays an active role in managing the company’s strategic risks and executing the Sustainability Strategy . The My Planet team, composed of representatives from key involved areas, is dedicated to coordinating and executing the necessary initiatives to reduce, mitigate, and compensate for the impacts of our operations on the planet . This team has an integral approach to climate change management within the organization, addressing both mitigation and adaptation to climate challenges . The My Planet team has structured an environmental governance model by assigning specific roles and responsibilities to the key involved areas, ensuring comprehensive and effective management of climate change and sustainability . This team operates under the strategic coordination of two vice presidencies, ensuring alignment with corporate objectives : the Corporate Affairs Vice Presidency and the Real Estate Vice Presidency . Corporate Affairs Vice Presidency : The Communications Directorate, through its Risk and Sustainability Coordination, leads the Sustainability Strategy, ensuring its integration into corporate processes and promoting the organization’s commitment to a sustainable agenda . 55

It is responsible for coordinating the Materiality Analysis exercise to identify the most relevant issues for the organization and its stakeholders . Additionally, it is in charge of risk management, leading its identification, evaluation, and prioritization . Among the risks, as already mentioned, is climate change . Real Estate Vice Presidency : Through the Facility Directorate and its areas, it is responsible for leading and implementing strategies related to climate change mitigation and adaptation in the organization’s operations, coordinating the actions of different areas : Environmental Management: Responsible for measuring and monitoring the carbon footprint. Maintenance: In charge of managing and implementing projects for the conversion of refrigerant gases. Public Services: Monitors and optimizes energy consumption. The Maintenance and Public Services areas are responsible for managing energy efficiency and renewable energy projects. As a result of the functions and responsibilities of the Board of Directors and Senior Management, the company’s strategic risk profile was updated in 2024 , in line with the Comprehensive Risk Management Policy . As part of this exercise, Climate Change Risk was ratified as a strategic risk by the Board of Directors and the Audit and Risk Committee, highlighting its relevance in value creation and long - term business sustainability . This process involved the active participation and leadership of Senior Management, who, at the strategic level, continuously identify and evaluate risks that could affect the organization’s strategic pillars . Climate Change Risk, as a strategic risk, is prioritized by the Board of Directors and managed through the company’s risk methodology . This approach includes defining specific strategies that encompass a detailed description of the risk, its triggering factors, associated strategic pillars, a positive vision of the risk, and the necessary management strategies to mitigate it . Additionally, a responsible person within Senior Management is assigned to each strategic risk, including climate change, ensuring a comprehensive approach aligned with corporate objectives . At the strategic level, the scope of Climate Change Risk management extends to the entire Business Group . Risks are consolidated and supervised by the Audit and Risk Committee, prioritizing treatment measures based on the individual weight of each risk and its influence on other strategic risks . 56

Corporate Policies Related to Climate Change As part of our climate change management approach, we have the following policies : Environmental Policy : Declares the company’s formal intentions and general directions related to environmental performance, serving as a guide for setting environmental management objectives and goals aimed at continuous improvement . Climate Change Policy : Provides guidelines for developing the company’s climate strategy, aiming to reduce and manage the carbon footprint, as well as develop climate change adaptation solutions, enhancing opportunities and mitigating climate - related risks . Risk Policy : Details the methodology adopted by the Group for risk management, providing employees with the necessary tools to minimize uncertainty, mitigate potential threats, and maximize opportunities . Sustainability Policy : Aims to provide guidelines to the company and offer directives to subsidiaries, ensuring that their corporate strategy incorporates and considers environmental, social, economic, and corporate governance issues in decision - making . Policies Approved by the Directive Board in 2024 In the Board of Directors meeting on March 21 , 2024 , adjustments to the Sustainability Policy were approved to align it with the reform of Article 61 . Board Committees of the social statutes . These adjustments included updating certain definitions and incorporating inclusive language . Finally, with the support of the Colombian Climate Asset Disclosure Initiative (CCADI), a training session was conducted in 2024 for the new CEO of the Group on climate risks and opportunities . The goal was to strengthen their decision - making skills, ensuring they are equipped and up - to - date in managing climate change and identifying strategies to adapt to an ever - changing environment . 57

Climate Change Strategy [FB - FR - 430a.3] The strategies to address climate change and ensure the company’s long - term sustainability are as follows : Strategy A: Identifying climate - related risks and opportunities Strategy Strategy B: Impacts on the company Strategy Strategy C: Resilience of the Strategy Strategy A : Identifying climate - related risks and opportunities Transition Risks and Physical Risks Our strategy includes identifying, evaluating, and monitoring physical and transition risks associated with climate change . This approach allows us to understand how climate dynamics can affect our organization and our ability to adapt to them . Identifying Transition Risks The transition to a more sustainable and low - carbon economy presents significant strategic challenges, known as transition risks, which arise in response to stricter climate regulations, disruptive technological advances, and changes in consumer preferences . These risks require adaptations in our environmental policies and practices, as well as addressing potential litigation and disruptions to our traditional business models . In this context, we identify the following key transition risk factors : Technological : The transition to sustainable technologies creates market disruptions, demanding significant investments in innovation to reduce GHG emissions . This can result in the loss of competitiveness of assets and products not aligned with low - carbon standards, increasing competition and operating costs . Reputational : Increased public awareness of climate change intensifies pressure from customers, investors, and other stakeholders . Carbon - intensive sectors face stigmatization and divestment, affecting brand perception . Regulatory : Climate regulations, such as carbon pricing and GHG reporting obligations, require operational adjustments and more sustainable processes . Non - compliance can lead to litigation, fines, and additional costs, as well as the need to deeply review business practices . 58

- **Market:** The growing demand for sustainable goods and services increases the production costs of raw materials, impacting final prices. To mitigate this risk, we have strengthened supply chain efficiency and diversified suppliers. Additionally, climate change introduces uncertainties in economic decisions and market signals, challenging the strategic planning of organizations.

Results

The methodological details used for this identification and analysis are developed in the Risk Management Section A - Methodology for identifying and evaluating physical and/or transition risks, of this report. Below are the results of the evaluation of transition risks, classified according to their severity and temporality, which facilitates the prioritization of necessary mitigation and adaptation actions.

Transition Risk Management



Low
Medium
High
Extreme
PROBABILITY
5 ALMOS SAFE
4 PROBABLE
3 POSIBLE
2 IMPROBABLE
1 RARE
R-7 R-8
R-9 R-10
R-1 R-2
R-11
R-4 R-5
R-6
R-3
R-11 R-12 R-13
R-14 R-15 R-16
1 INSIGNIFICANT
2 MINOR
5 MODERATE
10 MAYOR
20 CATASTROFIC
IMPACT



ST: Short term
MT: Medium term
LT: Long term
Year 0
Year 2
Year 5
TIME SCALE

59

R - 8 Limitations in product supply due to a shortage of suppliers capable of adapting to new technological developments and complying with new climate transition regulations . (MT) R - 9 Increase in product prices due to regulatory requirements. (MT) R - 14 Increase in fuel prices. (ST) R - 15 Increase in carbon tax and/or new measures for carbon footprint compensation. (MT) R10 Greater demand for identifying environmental impacts in the supply chain. (MT) R - 12 Possible legal liability for failing to meet climate targets. (LT) Obsolescence of information systems for GHG emissions reporting. (MT) R - 13 Restrictions on plastic packaging materials that increased access costs or substitution costs for alternative packaging materials . (MT) R - 11 R - 16 Obsolescence of information systems to meet GHG emissions reporting requirements, leading to increased expenses to strengthen and update technological capacity . (MT) R - 1 Promotion and sale of products erroneously labeled as low - carbon or net - zero. (MT) R - 2 Sale of stigmatized or carbon - intensive products. (MT) R - 4 Loss of access to financial capital sources due to inadequate performance on climate change issues . (MT) Unavailability of key and expert personnel to calculate and report GHG emissions, leading to an increase in labor costs or personnel expenses . (ST) R - 6 Restriction or prohibition of the use of inputs such as refrigerants, fuels, chemicals, among others, due to their high potential impact on global warming, necessitating the maintenance and conversion of technologies . (LT) R - 5 OAsset obsolescence. (ST) R - 3 R - 7 New and stricter regulations and standards regarding the use of less carbon - intensive production technologies, leading to an increase in capital investments for technology acquisition . (MT) Identification of physical risks The increasing frequency and intensity of extreme weather events, along with changes in climate patterns, represent a critical category of risks : physical risks associated with climate change . These risks include direct threats to infrastructure, operations, and supply chains, arising from phenomena such as floods, storms, droughts, and sea - level rise . Exposure to these risks can lead to operational disruptions, asset damage, productivity losses, and significant recovery costs . There are two types of physical risks : Acute Physical Risks : Acute physical risks arise from the increasing frequency and intensity of extreme weather events caused by climate change, such as windstorms, landslides, pluvial and fluvial floods, fires, frosts, and droughts . These phenomena, driven by global temperature rise and climate changes resulting from greenhouse gas emissions, generate immediate and significant impacts . 60

Consequences include road and pathway blockages, interruptions in public services, damage to critical infrastructure such as warehouses and offices, human losses, and a reduction in supplier productivity, especially in sectors like agriculture.

Chronic Physical Risks: On the other hand, chronic physical risks are associated with gradual and long-term changes in the climate system, such as sea-level rise, ocean acidification, global temperature increase, and biodiversity loss. These phenomena, although less abrupt, generate significant impacts over time, such as coastal flooding, increased crop exposure to pests, land use changes, reduced agricultural productivity, saltwater intrusion into aquifers affecting freshwater sources, and loss of fishery resources.

Results

The methodological details used for this identification and analysis are developed in the Risk Management Section A - Methodology for identifying and evaluating physical and/or transition risks of this report. Below are the results of the evaluation of physical risks, classified according to their severity and temporality, which facilitates the prioritization of necessary mitigation and adaptation actions.

Physical risks management


Low
Medium
High
Extreme
PROBABILITY
5 ALMOS SAFE
4 PROBABLE
3 POSIBLE
2 IMPROBABLE
1 RARE
R-5 R-6
R-11 R-12 R-13
R-7 R-8 R-9 R-10
R-3 R-4
R-1 R-2
1 INSIGNIFICANT
2 MINOR
5 MODERADTE
10 MAYOR
20 CATASTROFIC
IMPACT

61

ST: Short Term
MT: Medium Term
LT: Long Term
Year 0
Year 2
Year 5

TIME SCALE

R-1 Need for adaptation to changes in the energy matrix, in response to the occurrence of physical events of climate change, which may result in an unintended increase in GHG emissions **(MT).**

R-2 Competition for increasingly scarce resources, leading to conflicts with communities near the facilities where the Company conducts its commercial and/or administrative activities **(LT).**

R-3 Partial or complete shutdown of operations due to damage and/or loss of assets **(MT).**

R-4 Increase in extreme weather events and/or natural disasters affecting insurance policy expenses or reducing the insurability of assets **(ST)**

R-5 Increase in capital investments for the adaptation or relocation of assets to new climatic conditions **(LT)**

R-6 Increased frequency and intensity of extreme weather events affecting the productive capacity and delivery of suppliers **(MT)**

R-7 Operational disruption due to changes in the supply of resources such as energy or water **(ST)**

R-8 Wear, loss, or damage to assets and infrastructure **(MT)**

R-9 Unexpected increase in tariffs for resources such as water or energy.

R-10 Extreme weather events that deteriorate the health or well-being of employees **(MT)**

R-11 Overstocking and increased pressure on inventory management **(ST)**

R-12 Delays in delivery times **(ST)**

R-13 Damage or disruption to road infrastructure, increasing logistical expenses or affecting supply **(ST)**

Opportunities

In an environment where the transition to a low-carbon economy is transforming markets and redefining priorities, climate change not only presents challenges but also a range of strategic opportunities for our group. From a comprehensive approach, we have identified key areas where we can innovate, adapt, and lead the shift towards sustainability. These opportunities include the development of sustainable products and services, the optimization of our operations, and the strengthening of partnerships with suppliers to build resilient and responsible supply chains.

62

Climate risk Description Aspect Opportunity Physical Transition Operational Optimization Products and services Operational Optimization Products and services Logistic Supplier Development and Warehouse Operations Resilient and Climate - Adaptive Infrastructure Sustainable Supply Chains Reduction of Waste Resource Optimization Web page Reduction of Carbon Footprint Circular economy Green Businesses Sustainable Mobility Reducción de costos y riesgos por el mejoramiento en la eficiencia en el uso energético y de combustibles en la operación del transporte . Identification and management of risks associated with the supply chain, implementing actions such as : Georeferencing of suppliers and detailed characterization of social and environmental aspects to develop action plans and close gaps . Collaboration to strategically plan harvests considering factors such as climate, reducing risks . In partnership with Tuya and Bancolombia, create sustainable credit lines for suppliers that demonstrate high performance in sustainability . Improve the energy efficiency of warehouses, adopt new technologies, and manage energy use . Offering green credit lines or investment funds in partnership with Tuya to reduce the climate vulnerability of customers . Reduce costs, expenses, and environmental footprint associated with waste reduction in our operations . For example, selling food considered as damaged through apps and/or startups, reducing expenses and environmental footprint . Optimize resource use to reduce operating costs . This contributes to financial efficiency and has a positive impact on the operational carbon footprint . Strengthen mechanisms to ensure compliance with stricter energy efficiency and sustainability standards in the design, development, and operation of websites . Service for customers to calculate their carbon footprint from purchases and offset it online . Increase in online shopping that promotes the reduction of the carbon footprint . Promotion of low - carbon products with transparent communication on private label products . Service for product repair and second - hand sales . Creation of post - consumption spaces to close the life cycle of the products our customers purchase . Leveraging a growing market segment in travel and tourism : Sustainable travel and ecotourism, diversifying the offer through Viajes Éxito . Transform mobility services by migrating from fossil fuel service stations to electric charging stations, leveraging growing market segments . Generate incentives for the purchase of sustainable vehicles through Seguros Éxito . 63

Strategy B : Impacts on the Company In order to advance the strategic evaluation of the implications of climate change on the company, we conducted various analyses of our exposure to physical and transition risks for our sales, products and services, suppliers, operations, value chain ; and also considering economic sectors and geographical locations . The methodologies used to develop the analyses are detailed in the Risk Management A section - Methodology for the detailed analysis of exposure to physical and/or transition risks of this report . Analysis of Sales E \ posure to Transition Risks We conducted a detailed analysis of the sales exposure for the first half of 2023 , according to the economic sector and under two climate scenarios . According to the methodology established by the company, this exercise is updated biennially : 1. Net Zero 2050 Scenario 2. NDC Scenario (by its acronym in english Nationally Determined Contributions) Analysis results 1. Composition of Sales and Key Economic Sectors During the evaluated period, 73% of our sales came from the industrial and agricultural sectors. The industrial sector relies heavily on fossil fuels, which increases production costs due to GHG emissions . Additionally, significant investment will be needed for an energy transition . In the agricultural sector, challenges include changes in land use to reduce the carbon footprint, avoiding costs related to carbon taxes, and adapting to evolving consumer preferences . 2. Findings by Climate Scenario Below are the results of the evaluation of each sector and segment in the different climate scenarios:** 64

Scenario 1: Net Zero 2050 Scenario 2: NDC Segment Sector Crops - High Emission Intensity Agricultural Livestock - Extensive Beef Cattle Grazing Livestock - Others Fishing Manufacturing of Other Consumer Goods (Food and Beverages) Industrial Manufacturing of Durable Consumer Goods Manufacturing of Electronics Manufacturing of Clothing Petrochemicals Point of Sale Oil and gas Financial services Service and technology Technology High - carbon vehicles Transport Low - carbon vehicles Low Positive impact (opportunity) High Moderately high Moderately low Moderate Nivel de riesgo climático 65

. 49% . 33% . 14% . 4% . 53% . 33% Scenario NDC . 14% Below are the percentage distribution graphs of sales by economic sector, according to the rating assigned to each sector and for each climate scenario: Net Zero 2050 Scenario Analysis of supplier e \ posure to physical risks Given that the physical risks of climate change pose direct threats to the infrastructure, operations, and supply chains of organizations, we consider it relevant to understand how our suppliers in Colombia are exposed to such risks . Although this is an initial exercise, covering 14 % of the total suppliers in 2023 , it constitutes a fundamental basis for understanding the main challenges associated with one of the central axes of our operation . According to the methodology established by the company, this exercise is updated biennially . The analysis was conducted for 267 georeferenced suppliers . The suppliers are distributed across 205 municipalities that have different levels of climate change risk, according to studies conducted by IDEAM in the Third National Communication on Climate Change of Colombia (TCNCC) . Four levels of climate risks were assigned : Very High, High, Medium, and Low . 37 % of our sales come from High or Moderately High risk categories, primarily from the industrial, transportation, and oil and gas sectors, which will face significant challenges in their transition, with some segments having high or moderately high risks . The identified risks are minor, but implications persist in key sectors such as agriculture, industry, and oil and gas . Although climate ambition is moderate, it is necessary to monitor effects in the agricultural sector due to its relevance to the economy, the increase in costs in the industrial sector due to the carbon price, and the ongoing challenges in the oil and gas sector, regardless of the climate scenario . 66

In the High and Medium risk categories, 58.6% of purchases, 61.8% of suppliers, and 63.9% of the municipalities where we source are concentrated. Meanwhile, in the Very High category, 16.0% of purchases, 18.7% of suppliers, and 2.0% of the municipalities where we source are concentrated. These results highlight the importance of continuing to work closely with our suppliers and strengthening their characterization, in order to have clear and updated information on the physical risks to which they are exposed . Analysis of operations’ e \ posure to physical risks In collaboration with Allianz, we conducted inspections at eight (8) key warehouses to assess their exposure and vulnerability to physical risks . The evaluation considered aspects such as type of construction, occupancy, protection, and exposure . The results confirmed a satisfactory state in terms of physical resilience, which reinforces our ability to face extreme weather events . Strategy C : Strategy resilience In line with our commitment to contribute to climate change mitigation, the company has developed a strategy by setting the goal of reducing carbon footprint (scope 1 and 2 ) by 55 % by 2025 , based on the 2015 baseline . To achieve this strategy, climate management lines were defined to address risks and opportunities, maximizing our ability to respond to climate challenges . Additionally, as part of this approach, we implemented the measurement and monitoring of key indicators, such as carbon footprint and emission intensity . Climate management lines [GRI 2 - 25 ] Management of refrigerant gases (HFC) : In line with international regulations and the ban on ozone - depleting refrigerants, we implemented actions to transition to natural and low - impact climate refrigerants . Energy efficiency and renewable energies : We promote the generation and use of renewable energies, such as solar projects integrated into our facilities . 67

Circular economy and waste management : We develop guidelines that promote the utilization of waste in our value chain, contributing to the reduction of Scope 3 emissions related to waste management . Sustainable mobility : We design ecosystems that enable electric and active mobility for customers . Supplier development : We develop and strengthen the knowledge of our partners and suppliers in socially and environmentally sustainable practices . Additionally, we conduct satellite monitoring to improve the origin of raw materials, identify risks, and characterize our supply chains . Insurance policy subscription : As a measure to transfer physical risks, we subscribe to insurance policies that cover operations nationwide . All these efforts reaffirm our position as the most sustainable retailer in Colombia, the second in LATAM, and the eighth globally according to the Dow Jones Sustainability Index (DJSI) . Our rating in the Corporate Sustainability Assessment (CSA) by S&P Global places us in the 94 th percentile of the industry with a score of 68 points . In the environmental component, our climate strategy received a score of 80 points, representing an improvement of + 13 points compared to the previous year and placing us in the 91 st percentile . The materiality analysis for the period 2022 - 2024 identified climate change as a material issue, reaffirming its strategic importance for our operations, stakeholders, and value chain . Risks Management In 2024 , we continued working to strengthen our risk management system in environmental and social aspects that support our Sustainability Strategy . As part of this process, we implemented tools that allow us to analyze ESG risks in our operations and value chains . This includes the assessment of physical risks from climate change, such as those arising from extreme events that can affect our facilities and value chain, as well as transition risks associated with adapting to a more resilient business model . 68

Risk Management A - Processes for identifying and assessing risks and opportunities Methodology for identifying and assessing physical and/or transition risks a. Identification of physical and/or transition risks Following the categorization of climate risks into physical and transition risks, in accordance with TCFD recommendations and based on the progress made in 2023 with CCADI, in 2024 we updated the status of these risks in the company . These risks were evaluated based on their potential impact in various areas, including financial aspects and brand reputation . Risks identification b. Qualitative assessment of identified risks For the identified risks, we conducted a materiality analysis based on the qualitative rating of two variables : current management capacity and potential impact . Current management capacity refers to the existence of risk management measures and the extent to which they are sufficient or not to mitigate the risk . On the other hand, potential impact was defined in financial terms (in relation to EBITDA) and reputational terms . For each variable, a five - level evaluation scale was defined, resulting in a risk matrix with four possible risk ratings : The risks were segmented according to defined time horizons as follows: Short term: Risks with the potential to materialize within the next 2 years. Medium term: Risks that may manifest within a period of 2 to 5 years. Long term: Risks whose materialization is projected over a horizon of more than 5 years. ST:Short Term MT: Medium Term LT: Long Term Risk factor: Physical Transition Potential impact: Financial Reputational Derived risk: Operational Financial Reputational Year 0 Year 2 Year 5 TIME SCALE 69

Evaluation scales

Current management capacity		Potential Impact	
Very low	(-)	Insignificant	(-)
Low		Minor	
Medium		Moderate	
High		Mayor	
Very High	(+)	Catastrofic	(+)

Risks Matrix



Current management capacity
Potential Impact
Risk level
Low
Medium
High
Extreme

The results obtained are found in section **Strategy A: We identify risks and opportunities related to climate change.**

Methodology for detailed exposure analysis to physical and/or transition risks

Methodology for analyzing sales exposure to transition risks

To advance the assessment of transition risks, an analysis of sales exposure to such risks was conducted, considering how the transition is expected to affect different economic sectors in the future under two different climate scenarios.

Initially, the products sold were classified into five economic sectors and their respective segments. Then, through a qualitative analysis and based on available information, each segment was assigned a climate risk level (the higher the rating, the greater the transition risk):

The selected economic sectors were:

Agricultural

- Crops - high emission intensity.
- Livestock - extensive beef grazing.
- Livestock - others.
- Fishing.

Industrial

- Manufacturing of other consumer goods (food and beverages).
- Manufacturing of durable consumer goods.
- Manufacturing of electronics.
- Manufacturing of clothing.
- Petrochemicals.

70

Oil and Gas	• Point of sale (service stations)	
Services and Technology	• Financial services. • Technology	
Transport	• High-carbon vehicles • Low-carbon vehicles	

Climate risk Level

- High
- Moderately high
- Moderate
- Moderately low
- Low
- Positive impact (opporunity)

The climate scenarios were:

1. Net Zero 2050 Scenario: An accelerated and strict transition is assumed to limit the global temperature increase to 1.5°C, with immediate and ambitious climate policies.
2. NDC Scenario: This scenario reflects moderate and heterogeneous climate ambition, aligned with the commitments made by each country to reduce emissions and adapt to climate change.

Each segment and sector was analyzed under the parameters and assumptions of two climate scenarios, which are described below:

Sector	Net Zero 2050	NDC
Agricultural	Livestock farming faces costs due to carbon taxes, strict regulations, and lower income from dietary shifts towards plant-based foods.	Climate adaptation goals (capacity building and planning improvement), but insufficient to mitigate carbon costs.
Industrial	High costs due to emissions and the need for energy transition with significant investments.	Moderate energy efficiency; continued dependence on fossil fuels. Conservative increase in carbon pricing.
Oil and Gas	High costs due to emissions, pressure from consumers and governments, and a decrease in demand for fossil fuels.	Moderate risk due to insufficient policies for decarbonization. Moderate increase in fuel demand.
Services and Technology	Limited exposure to direct risks; opportunities in energy efficiency, although energy costs are increasing.	Increase in digital technologies and devices with higher costs due to rising energy and raw material prices.
Transport	Increased use of public transportation, electrification of 53% of the vehicle fleet, and government push for technological conversion.	Limited electrification and less modal shift; partial achievement of goals such as Law 1964 of 2019. Oil consumption remains predominant.

71

Finally, the exposure of sales to different levels of risk in the two analyzed climate scenarios was calculated, considering the income obtained from products sold according to the assigned economic sector . The results are presented in the section Analysis of Sales Exposure to Transition Risks . Methodology for the Analysis of Supplier Exposure to Physical Risks The analysis of exposure to physical risks was based on the Climate Change Vulnerability and Risk Analysis by TCNCC (IDEAM), which evaluates threats such as extreme weather events, temperature and precipitation changes, and loss of ecosystem services . It used the RCP 6 . 0 scenario for 2011 - 2040 and assigned climate risk levels (from Very Low to Very High) to each municipality in Colombia . In this context, the georeferenced suppliers of Grupo Éxito were evaluated considering two aspects : 1. National distribution of climate risk: The municipality of each supplier was identified and linked to its risk level according to TCNCC, providing an overview of the most vulnerable suppliers. 2. Risk combined with purchase concentration: Based on purchases made during the analyzed period, municipalities were categorized into five levels of importance (Very Low to Very High). The highest risk occurs when a key supplier is located in a municipality with high climate risk . The results and recommendations are presented in the section Analysis of Supplier Exposure to Physical Risks . Risk Management B - Methodology for Identifying Opportunities From the exercise of identifying the strategic risk of climate change, and its extension to the operational level in transition risks and physical risks, together with those responsible for risk management, we identified opportunities to strengthen resilient business models and generate positive impacts for the organization . Opportunities were identified considering 5 types: Resource efficiency: Involves seeking opportunities to reduce direct operational costs in the medium and long term by improving production and distribution processes. Energy sources: Definition of opportunities for the transition of energy generation towards low - emission alternatives 72

Products and services : Identification of opportunities in the development of new low - emission products and services that can improve competitive positioning and capitalize on changes in consumer and producer preferences . Markets : Proactive search for opportunities in new markets, in sectors of renewable energy and ecological products that diversify activities and improve positioning for the transition to a low - carbon economy . Resilience : Seeking opportunities to develop adaptive capacities to respond to climate change . Risk Management C - Climate Change Risk Management Processes Within Grupo Éxito’s risk management methodology, Senior Management, from the strategic level, continuously identifies and evaluates risks that could affect the organization’s strategic pillars ; resulting in the definition and updating of the company’s strategic risk profile, which is reviewed and approved by the Audit and Risk Committee and the Board of Directors . To evaluate strategic risks, probability and impact criteria are used . Probability is understood as the likelihood of a risk materializing over different time periods and is classified into five levels : Almost certain, Probable, Possible, Unlikely, and Rare . Impact is understood as the consequences that Grupo Éxito could suffer if the risk materializes at the reputational or financial level, and is classified into five levels : Catastrophic, Major, Moderate, Minor, and Insignificant . The intersection of these two variables allows calculating the severity level of the risk and assigning it a classification in four levels : Low, Medium, High, and Extreme . For each identified and evaluated strategic risk, a responsible person at the Senior Management level is assigned to continuously manage the risk, and management strategies or treatment measures are established to mitigate the probability and negative impacts of potential risk materialization . Among Grupo Éxito’s strategic risks, Climate Change risk is identified ; for which a more detailed exercise was carried out in 2024 , following TCFD recommendations . This exercise allowed segmenting the strategic climate change risk to a more operational level, derived from physical and transition risks, whose results can be seen in the section Strategy A : We identify risks and opportunities related to climate change and whose detailed methodology is explained in Risk Management A - Processes for identifying and evaluating risks and opportunities . 73

Risk Management D - Integration into the General Risk Management System Grupo Éxito’s Comprehensive Risk Management System has a Top Down approach (from the strategic level to the operational level) and Bottom Up (from the operational level to the strategic level), allowing risk management to extend to the strategic, tactical, and operational levels ; leveraging the commitment of all company areas to mitigate the probability and negative impacts to which Grupo Éxito may be exposed . The detailed methodology for identifying the strategic risk of Climate Change and its extension to the operational level can be seen in Risk Management B - Climate Change Risk Management Processes . Metrics and Goals In line with our commitment to contribute to climate change mitigation, the company has defined a strategy to reduce our carbon footprint (scope 1 and 2 ) by 55 % by 2025 , considering the 2015 baseline . Tracking Metrics: Carbon footprint (Scopes 1, 2, and 3): a. Scope 1: Direct emissions from our operations. b. Scope 2: Indirect emissions from electricity consumption. c. Scope 3: Indirect emissions from our value chain, including those related to suppliers, transportation, and other key actors. Carbon intensity: Tons of CO ₂ equivalent (tCO ₂ e) per million Colombian pesos in revenue ($). Measurement Methodology: To calculate the carbon footprint, we follow the guidelines of the GHG Protocol, integrating measurement tools that include: Data collection on direct energy consumption (fossil fuels, gas) and indirect (electricity). Application of internationally recognized standard emission factors to estimate emissions in each scope. 74

- Annual evaluation of emissions derived from value chain activities and calculation of carbon intensity to monitor relative efficiency.

We measure our carbon footprint and work to mitigate and offset it [GRI 2-25] [GRI 3-3]

- **We emitted 218,149.4 tonCO2eq in Scope 1 and 2** *Using the international methodology of the Greenhouse Gas (GHG) Protocol and the GWP of AR6.

- **Scope 1 [GRI 305-1][FB-FR-110b.1]:** **143,071.8** tonCO2eq from direct emissions, refrigerant gases, fuels, and extinguishers.

- **Scope 2 [GRI 305-2]:** **75,077.4** tonCO2eq from emissions from electricity consumption.
  *The emission factor of 0,21742 kgCO2/kWh, published by XM, was used. This factor increased by 25.8% compared to 2023.

- **Scope 3 [GRI 305-3]:** **195,991.7 tonCO2eq from other indirect emissions.**

- **We emitted 0,0254 tonCO2eq per million** Colombian pesos in revenue [GRI 305-4].

Category	tonCO2eq	% of Scope 3	Observations
Upstream transportation	17,901.43	9.1%	Third-party fleet
Waste disposal	11,700.23	5.9%	Generated in the operation
Business trips	137.85	0.07%	Air and land
Use of sold products	159,961.15	81.2%	Fuels sold at service stations
Downstream leased assets	7,292.6	3.7%	Electricity consumed by tenants

Total emissions in tons of CO2eq [GRI 305-5]

Carbon Footprint	Results2022	Results 2023	Results 2024
TonCO2eq Scope 1*	167,214.37	170,253.17	143,071.8
TonCO2eq Scope 2* (market-based)	43,056.00	638,46.14	75,077.4
Sum of Scope 1 and 2 tonCO2eq	210,270.37	234,099.31	218,149.4
TonCO2eq Scope 3 *	277,679.69	237,794.86	195,991.7
Total TonCO2eq	487,950.06	471,894.17	414,141.13

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Business Peercentage tonCO2e Retail LTSA EDS IdeAl VIVA 204,808.87 31,650.88 159.55 6,374.72 8,988.62 81.3% 12.6% 0.1% 2.5% 3.6% Distribución de las emisiones totales por negocio During the reported period, we emitted 129 , 528 . 85 tons of CO ₂ equivalent from Scope 1 direct emissions from the use of refrigerants [FB - FR - 110 b . 1 ], representing 90 . 5 % of our total Scope 1 emissions [FB - FR - 110 b . 3 ] . Additionally, 9 . 2 % of the refrigerants used in our operations have zero ozone depletion potential [FB - FR - 110 b . 2 ] . SASB Disclosure We apply the SASB (Sustainability Accounting Standards Board) standards to assess sustainability risks and opportunities impacting our financial statements . They also guide us in disclosing the most relevant topics for our industry, providing key information for decision - making . For our case, the SASB disclosure guidelines applicable to our business and disclosed in this report are those for : Food Retailers and Distributors . In the SASB Index Table, the disclosure of ESG matters corresponding to operations in Colombia, with information as of the end of 2024 , is presented : 76

Goals 2024 [GRI 3 - 3] We collected around 20 , 000 tons of recyclable material, approximately 19 , 000 tons from operations and 900 tons from our customers . The commercialization of 100 % of the recyclable material generated in our operations was allocated to projects dedicated to child nutrition in Colombia . Five Viva Shopping Centers renewed their Carbon Neutral and Zero Waste certification granted by ICONTEC . Challenges 2025 Strengthen the reduction of damage . Enhance the eco - design strategy in private label products so that packaging materials become a decision factor in private label product negotiations . Continue advancing towards a more sustainable cold chain by reducing refrigerants that affect the ozone layer in alignment with the Montreal Protocol and the Kigali Amendment . Increase the use of zero - emission fleets, promoting bicycles, electric vehicles, and motorcycles for last - mile deliveries . Balance environmental sustainability and economic viability in our operations, facing challenges such as the increase in fuel costs, tolls, and freight transport logistics in Colombia for 2025 . 77

At Grupo É \ ito, we mobilize our clients, suppliers, and collaborators towards healthier and more balanced lifestyles. To achieve this, we work on two fronts: We market products that encourage healthy lifestyles. We promote healthy living habits among our stakeholders. 78

We market products that encourage healthy lifestyles

Taeq: Balanced life


taeq
granola
orgánico
PASTA
Penne

The word "Taeq" comes from the oriental words "TAO," which means balance, and "EQUI," which means vital energy. "Taeq" symbolizes a balanced life.

Taeq is a brand that offers our clients healthy products, in line with well-being and a balanced life. Our Taeq brand offers a portfolio of 374 products in various categories such as: Consumer goods (grains, cereals, pasta, oils, sauces, vinegars, sweeteners), fruits and vegetables, fresh products (meats and fish), bakery, and prepared and refrigerated food. These products contain healthier characteristics and formulations, making them foods rich in protein, vitamins, minerals, and fiber.

During 2024, the Taeq brand experienced a 24% increase in sales compared to 2023, reaching over two million customers who found high-quality food with nutritional value, well-being, and balance. This result demonstrates the trust our consumers have in our own brand, Taeq, as they not only find products aligned with their healthy and nutritious preferences but also discover an explosion of rich flavors.

We contribute to the development of reliable food and healthy living [GRI 416-1] [FB-FR-260a.1] [FB-FR-260a.2]

At Grupo Éxito, we are committed to the quality and safety of our products. We comply with sanitary and labeling standards, promote good manufacturing practices throughout the value chain, and offer our clients clear labels on our packaging, providing truthful information about the formulation of each product and encouraging conscious purchasing.

During 2024, we restructured the components and labels of 23 products in compliance with resolution 2492, which regulates the information that must be included on the food label or nutritional label [GRI 417-1].


taeq
granola
con Proteína

We constantly work to offer our clients products with the highest quality standards. [FB-FR-250a.2]

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At Grupo Éxito, we work on evolving our product portfolio, aligned with the changing needs and expectations of our clients . Through our Taeq brand, we have incorporated more nutritious, healthy alternatives aligned with conscious eating . Some of the advances in this line include : We expanded the own - brand plant protein product portfolio by incorporating 20 new products. We diversified the own - brand organic product portfolio by integrating 52 new products. 12 % of own - brand products contain more nutritious ingredients such as fiber, vitamins, minerals, or functional additives . “Customers seeking healthy foods want to include in their diet ingredients that provide proteins, organic foods, no added sugar, fiber sources, and low sodium . People today pay more attention to ingredient lists, nutritional tables, and question the use of additives . These movements reflect consumers’ preference for foods with a better nutritional profile that contribute to health and are making brands rethink reformulation processes to offer better versions of their products . ” Kelly Urrutia, nutrition specialist . We obtained revenues of nearly COP $163,000 million from the sales of own - brand products that promote health and nutrition attributes. [FB - FR - 260a.1] 80

Feria Vida Sana, a space that promoted the balance between nutrition, body, and mind In 2024 , we presented the eighth edition of the Feria Vida Sana, a space that aims to connect all our visitors with three pillars : nutrition, movement, and awareness ; promoting that people make decisions and incorporate healthy lifestyles into their lives . Under the nutrition pillar, a wide gastronomic proposal was presented with delicious, nutritious products that are easy to integrate into our diet . In the movement pillar, visitors participated in various activities such as physical exercises, and under the awareness pillar, practices to improve mental health such as meditation and rest, personal care products, ecological products, and a new space for pets were carried out . The fair featured 130 brands, 41 suppliers, and 28 micro - entrepreneurs, who presented products and services designed to promote healthy and balanced lifestyles, achieving: Taeq, our own brand of healthy foods, was the second in sales, with a 75% share. 30% sales growth compared to the seventh edition in 2023. Bronzini, our own brand of sustainable sportswear, was the fifth in sales at the fair, with a 37% share. The second edition of our cycling race with a 73 km route, with more than 150 attendees, and a strategic alliance with “Cycla x Egan Bernal.” We promote healthy living habits among our stakeholders In the eighth edition of Feria Vida Sana, we were joined by more than 13 , 000 visitors and had the participation of 1 , 600 people in over 50 activities . 81

We promote healthy living habits among our collaborators [GRI 403 - 3] [GRI 403 - 4] [GRI 403 - 5] [GRI 403 - 6] [FB - FR - 310a - 3] Our people are our best reason to smile, and that is why we prioritize the health and integrity of our collaborators through five fronts that aim to: Occupational health: prevent occupational diseases and work accidents. Physical health: enhance body well - being. Mental health: take care of emotional, psychological, and social well - being. Nutritional health: encourage healthy and balanced eating. Financial health: foster foundations for workers’ economic life to be as stable as possible. In this regard, in 2024, health promotion and disease prevention activities were carried out, including [GRI 403 - 6]: During 2024, the ‘Move for Your Health’ program was implemented in 25 stores nationwide, representing an 88% increase compared to its reach in 2023. Move for your health It is a comprehensive self - development program that promotes healthy lifestyles, physical activity, recovery times, healthy eating, and mental health among our employees . 21 - Day Challenge In 2024 , we launched the ‘Join the 21 - Day Challenge’ program to prioritize health and well - being in the lives of each employee . This program included nutritional screenings, promoted the importance of a balanced diet, encouraged activities to move the body, and shared tips for good rest . Ambide \ terity Initiative This was specifically aimed at Payment Station collaborators, to teach them to use both their right and left hands, to reduce fatigue that can result from the constant use of only one upper limb . Care culture An activity aimed at encouraging self - care and the care of our colleagues in the workplace . 82

Hand care Campaign to raise awareness among employees in the food industry, especially in prepared food, meat, and meat processing plants, about the importance of hand care by adopting safe and responsible habits to prevent diseases and workplace accidents . Mental health month A space to discuss the cognitive, emotional, and social skills that enable a healthy life . Additionally, recognizing that health comes first, we promoted the support networks available within the company that can be used in any mental health situation that arises . 83 Below, we present the 2024 figures related to disability due to common and occupational diseases, workplace accidents, and work - related fatalities [GRI 403 - 9] [GRI 403 - 10]. National Telemedicine Line + 57 4 604 1580 o 018000 913 1211. In 2024 , a total of 67 , 634 virtual, in - person, and hybrid training sessions related to health and safety at work were conducted with the support of the Occupational Risk Administrator (ARL) ; this amounts to a total of 1 , 023 , 954 hours invested, 908 , 669 more hours than in 2023 . [GRI 403 - 4 ] [GRI 403 - 5 ] In 2024, 94 nutritional and cardiovascular screenings were conducted. [GRI 403 - 3] In 2024 , a total of 1 , 347 health promotion and disease prevention activities were carried out, 263 more activities than in 2023 , with the participation of 13 , 396 employees . [GRI 403 - 4 ] [GRI 403 - 5 ]

Number of employees by gender:						
	Women	Men	Others	Contractors	Total	% decrease compared to 2023
Disability due to common illness	9,171	5,979	5	Not applicable	15,155	-54%
Disability due to occupational diseases	81	51	0	Not applicable	132	-46%
Disability due to workplace accidents	488	626	0	Not applicable	1,114	-35%
Work-related fatalities	0	0	0	0	0	0%

As a result, in 2024, the Lost Time Injury Frequency Rate (LTIFR) was 11.13%, which represented a decrease of 2.86% compared to 2023.

In 2024, there was a 50% increase in absenteeism days due to common illness, workplace accidents, and occupational diseases. [FB-FR 310a.3]

Learn about our Occupational Health and Safety Policy here [GRI 403-1] [GRI 403-2] [GRI 403-8].

Achievements 2024 [GRI 3-3]

Taeq experienced a 24% increase in sales compared to 2023, reaching over two million buyers.

The "Move for Your Health" program was carried out in 25 stores nationwide, representing an 88% increase in reach compared to 2023.

The eighth edition of Vida Sana attracted more than 13,000 visitors and saw a 30% increase in sales.

Challenges for 2025

Continue with the reformulation of healthy products and therefore the restructuring of their nutritional labels.

Provide personalized support to a prioritized group of our employees to contribute to their mental well-being.

84

Aware of the importance of our collaborators and under the premise of growing together, we design strategies focused on their benefit. Benefits that transform lives. Development and learning for growth. Diversity and inclusion. Social dialogue. 85

86 At Grupo Éxito, we are proud to be a team of over 33 , 000 collaborators, present in 23 departments across Colombian territory . We are a diverse team, made up of people of different ages, genders, ethnicities, and nationalities that enrich our culture and broaden our vision . We are united by a higher purpose that drives us to work every day with love and passion to Nourish Opportunities in Colombia, because we are moved by hope, optimism, and the desire to be part of the dreams of Colombians . Men Women Others 50.1% 49.9% 0.03% Women Men Others 52.2% 47.8% 0.02% 56.2% Women 43.8% Men 0.01% Others Men Women Others 51.7% 48.3% 0.07% Men 57.7% Women 42.3% Women Men 62.3% 37.6% Providencia, and Santa Catalina. 8,171 collaborators in Antioquia. 1,344 collaborators in Santander and Norte de Santander. 12,417 collaborators in Boyacá, Caquetá, Casanare, Cundinamarca, Huila, Meta and Tolima 6,362 collaborators in Caldas, Cauca, Nariáo, Quindío, Risaralda and Valle del Cauca No data was reported for “Others.” No data was reported for “Others.” 33,105 collaborators in 23 departments of Colombia* [GRI 2 - 6 ] [GRI 2 - 7] [GRI 2 - 8] 4,718 collaborators in Atlántico, Bolívar, Cesar, Córdoba, La Guajira, Magdalena, and Sucre. 93 collaborators in San Andrés, *In 2024, we have a total of 33,105 collaborators, 8% less than in 2023.

[GRI 2-7] [GRI 405-1]



Distribution of collaborators by gender.

Women	51.2%
Men	48.8%
Others	0.2%



Distribution of collaborators by age.

Between 30 and 50 years old	53.9%
Under 30 years old	35.9%
Over 50 years old	10.2%



Distribution of collaborators by organizational structure.

Operational positions	73.1%
Supervisory positions	24.9%
Managerial positions	1.9%
Executive positions	0.06%

*Others refers to collaborators who identify with another gender.



Distribution of collaborators by ethnicity.

Afro-descendants	57.1%
Other	25.0%
Indigenous	16.8%
Romani	0.55%
Palanqueros	0.33%
Raizal from Archipelagos	0.22%

Currently, 1,823 collaborators belong to an ethnic community, representing 5.5% of the total.

Collaborators of other nationalities working in Colombia [GRI 2-7]:	
Country	Collaborators percentage
Colombia	97.81%
Venezuela	2.12%
Equator	0.02%
United States	0.01%
France	0.01%
Others	0.04%

87

New hire rate (%) Zone Antioquia Atlántico, Bolívar, César, Córdoba, La Guajira, Magdalena and Sucre Boyacá, Casanare, Cundinamarca, Huila, Meta, Tolima and Otros Caldas, Cauca, Nariño, Quindío, Risaralda and Valle del Cauca Santander and Norte de Santander 23.6% 11.2% 45.4% 15.9% 3.9% 92 % of the collaborators have permanent contracts . Of this total, 50 . 6 % are women, 49 . 4 % are men, and 0 . 02 % are people who identify with another gender . The remaining 8 % are collaborators with fi \ ed - term contracts ; apprentices and trainees . [GRI 2 - 7 ] New hires [GRI 401 - 1 ] We made 16 , 360 new hires across Colombian territory, including personnel to meet the company’s own needs, talent to strengthen service during commercial seasons, and apprentices in their training period . years old Over 50 years old 0.60% New hires by age New hires by gender 52.57% Women 68.36% Under 30 years old 47.40% Men 31.04% Between 30 and 50 Others 0.04% New hires by organizational structure Operational positions Supervisory postions Managerial positions 94.21% 5.73% 0.06% *No new hires were made for executive positions. 88

Turnover [GRI 401-1]

There was a turnover rate of 21.66% among employees with permanent contracts.



Turnover by gender

- Men 53.54%
- Women 46.44%
- Others 0.02%



Turnover by organizational structure

- Operational positions 78.89%
- Supervisory postions 19.37%
- Managerial positions 1.65%
- Executive positions 0.09%

Zone	Turnover rate (%)
Antioquia	23.66%
Atlántico, Bolívar, César, Córdoba, La Guajira, Magdalena and Sucre	7.91%
Boyacá, Casanare, Cundinamarca, Huila, Meta, Tolima and Otros	48.94%
Caldas, Cauca, Nariño, Quindío, Risaralda and Valle del Cauca	16.32%
Santander and Norte de Santander	3.17%

Promotions [GRI 401-1]

A total of 2,540 employees were promoted, representing 8% of the total workforce. Additionally, 43% of open positions were filled by internal talent.



Collaborators promoted by gender

- Men 57.4%
- Women 47.1%
- Others 0.04%



Promoted employees by organizational structure

- Supervisory postions 53.7%
- Operational positions 34.0%
- Executive positions 0.28%
- Managerial positions 12.1%

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Life - changing benefits [GRI 401 - 2] In partnership with the Fondo de Empleados Presente, the largest in the country, we offer a wide variety of benefits for our employees and their families, aimed at dignifying their lives, enhancing their overall development, and helping them achieve their dreams . These benefits include extralegal bonuses such as Christmas bonuses and vacation premiums, as well as a wide portfolio in areas such as health, education, housing, and recreation, to name a few . We highlight some of them for 2024 , which represented an investment of COP $ 48 , 000 million . Vivienda : through programs such as “Plan Mi Casa” and “Mi Casa Ya” we provide support for the acquisition and legalization of housing for our employees, granting loans and managing subsidies with the corresponding entities, thus allowing 92 employees and their families to realize the dream of owning a home and 85 employees to legalize their housing . “I started my career as a security guard 10 years ago, and today I work as an Administrative Assistant for Resource Protection . Thanks to my job at Grupo Éxito, I have been able to support my family, which consists of my wife and my daughter Valentina . Nowadays, we have our own home and have received educational support for my daughter’s school, which reflects the company’s commitment not only to the well - being of its employees but also to their families . For me, the company is my second home, and I hope it will be for many more years . ” Gemay Albeiro Taba Carvajal, Administrative Assistant for Resource Protection, Carulla Pereira, Cerritos . Educación: professional we and promote academic development of our employees and their families through educational support and scholarships for technical, technological, undergraduate, and postgraduate studies through the “Best in Class” program . In 2024 , this commitment translated into support for 15 , 338 people, with an investment of COP $ 13 , 741 million . In 2024 , 308 employees benefited from the “Best in Class” educational scholarship, granted by the company and the Fondo de Empleados Presente . This benefit is awarded to nominated employees who have academic averages of 4 . 3 or higher out of 5 . 0 in undergraduate and postgraduate studies . 90

Salud : Through our telemedicine programs, eyeglass assistance, and access to health insurance policies, we provide quality care, benefiting 5 , 675 employees and their families . During the year, we made an investment of COP $ 3 , 525 million . In total, 35 , 505 telemedicine services were provided, including medical care for 5 , 288 children of our employees . Tiempo para Ti : we provided our employees with the opportunity to enjoy days off on special occasions, delivering 31 , 247 benefits that translated into in 249 , 978 hours of rest and well - being, with an investment of COP $ 2 , 503 million . Recreación y Deporte : To promote quality of life, we invested COP $ 1 , 392 million in vacation bonuses and premiums, movie screenings, cultural activities, aerobic dance and yoga sessions, gym memberships, and sports programs for employees’ children . Thanks to this, 29 , 568 employees and their families benefited . 91 Celebraciones: celebrate in With pride, we all our regional offices the years of service of more than 3 , 400 employees who, in 2024 , celebrated between 5 and 45 years of work in our company, recognizing their passion, commitment, and effort over these years . Their years of experience and unparalleled dedication have led us to achieve great accomplishments . Their journey is a testament to their loyalty, commitment, and passion for continuing to fulfill our Higher Purpose : Nourishing Opportunities for Colombia . “The ‘Best in Class’ scholarship has been very important in both my personal and professional life . It has helped me significantly cover the cost of my studies and a large part of my career, allowing me to study without setbacks and acquire new knowledge that I have been able to apply in my current role as Human Resources Assistant . We are in a company that allows us to grow and advance within it . ” Luisa Fernanda Díaz Estrada, Human Resources Assistant, Envigado, Antioquia 3 , 459 employees were recognized for their service milestones, ranging from five to 45 years, serving Colombians with love and passion .

“I started as a packer at Éxito Colombia 40 years ago, and today I work as a Butchery Assistant in the same store . My father was a security guard at Éxito, and when I finished my military service, he told me, ’Son, I have a very good job for you, but you have to behave well so you can keep it for a long time!’ Now, I am close to retirement and feel a deep sadness in my heart for leaving the company that has been my home . I suffered from epilepsy, and the company supported me through everything . This is my home, my family ; it is such a wonderful company, for me, it is the best” . Ramiro de Jesús Jiménez Giraldo, Butchery Assistant, É \ ito Colombia, Medellín, Antioquia . 92 Bonds of Love [GRI 401 - 3] Maternity and Paternity Benefits To provide maternity and paternity benefits, we have the Bonds of Love program, which offers expert advice on breastfeeding and neurological development of babies . In 2024 , more than 1 , 300 employees participated in the stages of pregnancy, breastfeeding, and the first 1 , 000 days of their children’s lives . Additionally, the company provided financial assistance to 730 employees and their families ; and 340 women and 294 men exercised their right to parental leave . [GRI 401 - 3 ] “The financial assistance provided by the company was an immense help for which I am deeply grateful . When my baby was born, she needed to be seen by several specialist doctors, and the cost of the consultations was largely covered by the financial assistance received . Additionally, I made the most of all the knowledge they provided me about breastfeeding and the kit they gave me to properly store this food, which is pure gold” . Natalia Pérez Gil, Risk and Sustainability Coordinator, Administrative Headquarters, Antioquia .

Development and Learning for Growth [GRI 404 - 1] [GRI 404 - 2] At Grupo Éxito, we are committed to the personal and professional development of our employees, providing them with tools to enhance their skills and enrich their talents . In this regard, we promote training opportunities and offer a wide range of online courses and virtual seminars, allowing each individual to learn at their own pace and adapting to their needs and aspirations . In 2024 : 31,901 employees were trained in strengthening their skills and competencies. [GRI 404 - 2] We provided approximately 824,708 hours of training. On average, we invested COP $ 50 , 155 in training per employee and allocated 25 . 85 hours . [GRI 404 - 1 ] Supervisory postions Managerial positions E \ ecutive positions 76.486 19.649 116 Training Hours by Organizational Structure Operational positions 728.455 Training Hours by Channel 315,143 Virtuals 118,885 In person 31,906 Hybrid modality Employees Trained by Gender 51.2% Women 48.8% Men 0.02% Other 93

[GRI 404-2] Some of the training and development programs we offer are:

- **Éxito Academy:** an internal continuous training platform that offers both in-person and online courses and training programs, covering topics such as leadership and project management.
- **Transformational Leadership:** a specialized program to develop leadership skills in employees with the potential to take on higher responsibility roles within the company.
- **Career Plans:** we promote the development of personalized career plans, facilitating internal mobility of employees and their growth within the organization.

Diversity and Inclusion

[GRI 3-3]

At Grupo Éxito, we strive to build a diverse, equitable, equal, and respectful work environment; we promote female leadership, ensure that everyone has the same opportunities for growth and pay equity, foster diverse work teams and accessible environments, and drive inclusive employment by providing opportunities to the migrant population. Additionally, we have a workforce from diverse backgrounds, which enriches us both professionally and personally.

We Promote Equality and Equity

In the company, we promote equal opportunities between men and women, aiming to eliminate any type of gender gap within the organization and fostering pay equity.

Women's Participation by Position

- 53.8% of operational positions are held by women.
- 44.8% of supervisory positions are held by women.
- 38.5% of commercial positions are held by women.
- 38.0% of managerial positions are held by women.
- 36.8% of executive positions are held by women.


Percentage of Women by Organizational Structure
Operational positions 76.7%
Supervisory positions 21.8%
Managerial position 1.4%
Executive positions 0.04%

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Of all positions in STEM areas (Science, Technology, Engineering, and Mathematics), 28.0% are held by women.

Salary Ratio [GRI 405-2] [FB-FR-310 a.2]

Ratio between the basic salary and the remuneration of women and men.	2024 result
Media	0.96
Media + incentives	0.92
Executive positions.	0.99
Managerial position	0.99
Supervisory + Operational positions	0.99

The salary ratio reflects the relationship between the salaries of women and men in each category; a value of 1 indicates pay equality, while a lower value suggests opportunities.



"I started as a Stocker and today I work as an Entertainment Sales Leader. These years in the company have taught me that the most important values are teamwork, transparency, honesty, and the good example we set for our colleagues. Here I have built dreams that I never thought I would achieve. I want to continue growing, always doing my best, because in this way we all grow".

Luz Mila Ferreira Quevedo, Entertainment Sales Leader - Exito Wow la Sabana, Villavicencio.

We promote inclusive environments

We adapt workspaces and establish specific training programs to integrate people with disabilities into the work and commercial environment. These adaptations include assistive technology and adjustments in workstations and stores.

- **13,645 employees were trained and sensitized to promote more inclusive and accessible work environments for people with disabilities.**
- **4,104 employees were trained in the Healthy Coexistence Training program.**

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486 members of the security team trained in human rights to guarantee the dignity and protection of our clients and employees. We have 335 employees with disabilities We consolidate diverse teams We have a workforce of 3,255 employees who have reported belonging to diverse populations, as follows: 1,823 employees belong to ethnic diversity. 549 employees with disabilities. 320 employees are victims of the armed conflict. 287 employees belong to the LGTBIQ+ population. 253 migrants. 162 retired from the Colombian Military Forces (FFMM). 101 family members of retired Colombian Military Forces (FFMM). 55 at - risk youth. 11 family members of people in the reintegration process (PPR). 7 people are in the reintegration process (PPR). 6 ex - convicts. 1 family member of an ex - convict. We received the “Inclusive Employment” recognition, awarded by the Mayor’s Office of Bogotá, through the District Secretariat of Economic Development and the District Employment Agency, for the actions taken by the company to develop inclusive and diverse environments, and for its contribution to the incorporation of the migrant population into the workforce . 96 “Thanks to all the teams that make this recognition possible, which is the result of our work for labor inclusion, especially with women and men between the ages of 18 and 28 and migrant women . ” Luz Dary Puerto, Head of Human Resources in the city of Bogotá, received the recognition on behalf of Grupo É \ ito .

Achievements 2024 [GRI 3 - 3] Supporting 92 employees and their families in their dream of owning a home through the alliance with the Fondo de Empleados Presente. Providing professional growth opportunities to our employees through 2,540 promotions. Additionally, 43% of the open positions in the company were filled by internal talent. Challenges 2025 Promote actions that contribute to retaining talent and personnel with specialized profiles. Strengthen career plans within the company to support and facilitate talent succession. Enhance employees’ skills to adapt to new technologies and digital tools. 97 At Grupo Éxito, we respect the right to union association and the right not to associate . Additionally, we honor collective agreements and promote social dialogue with various stakeholders . We have four collective agreements and a collective labor pact for the food industry . Same benefits for all : 100 % of employees receive the same economic benefits established in the agreements and collective agreements, in the interest of equity . Collective coverage : 11 . 36 % of the active workforce is covered by collective labor agreements . The Workplace Coexistence Committee handled employee complaints regarding alleged acts of workplace and/or sexual harassment, closing each case while ensuring confidentiality, due process, and providing recommendations [GRI 406 - 1 ] . Social Dialogue [GRI 2 - 30] [GRI 407 - 1] [FB - FR 310a.2]

We are driven to build trustful relationships with our Stakeholders through integral management, based on high standards of corporate governance, ethics, and transparency, and the promotion of respect for Human Rights . In this sense, we direct our actions in three areas : We build trustful relationships. We promote respect for human rights. We drive actions of ethics and transparency. 98

We build trustful relationships At Grupo Éxito, we strive to establish strong relationships with our Stakeholders, be a good neighbor, strengthen our bond with communities, and contribute to the development of the social fabric . To achieve this, we carry out the following actions : Community Bazaars In line with our commitment to promoting local development, strengthening the community fabric, creating job opportunities, and supporting local entrepreneurs and merchants, in 2024 we held three community bazaars at some of our stores : Éxito Bosa, in Bogotá. Éxito Simón Bolívar, in Cali. Éxito Puerta del Norte, in Bello Antioquia. Strengthening bonds with the little ones As part of the celebration of the Christmas celebrations, our Éxito Simón Bolívar store in Cali, Valle del Cauca, hosted 180 children in a festive and cultural environment, achieving a total attendance of 360 people (including family members) . This activity went beyond the Christmas celebration and became a space for community integration . The initiative focused on three fundamental pillars : Preservation of cultural traditions. Promotion of healthy coe \ istence. Promotion of culture through innovative activities. The bazaars became meeting points that, in addition to facilitating commercial exchange, also strengthened community ties and promoted local entrepreneurship, aligning with our vision of generating shared value in the territories where we are present . These events were carried out thanks to the support of the Promotora de Comercio Social, the Fundación Bochinche, and the Fundación Conconcreto . The celebration was held in partnership with the Community Board of the Calipso neighborhood in Cali and the Public Library Cultural Entrepreneurship Center of Commune 13 , the commune where the Calipso neighborhood is located . 99

We believe in second chances During 2024 , 15 inmates from La Picaleña Prison in Ibagué made over 3 , 000 garments for private label textile brands within the prison facilities . This initiative provides them with the opportunity to use their time productively while serving their sentences, learn a trade that prepares them for future reintegration into society, and earn income that contributes to the support of their families . Youth with purpose In partnership with the Fundación Conconcreto and the National Learning Service (SENA), we developed an activity to provide vulnerable youth with the opportunity to access their first job . Through this initiative, these young people were offered psychosocial support, training in commercial operations, and specialized profiles required by the company in key areas such as bakery and butchery . As a result, 14 young people were employed . In 2024 , we reached San Javier, Commune 13 of Medellín, connecting with the area’s urban art as a value proposition that brings us closer to the community . Urban Pigments: Art that Connects and Transforms Communities Urban Pigments is an initiative that aims to contribute to the transformation of local communities through urban art, using our stores as spaces for meeting, reflection, and expression of territorial identity . By the end of 2024 , this project is present in 19 cities and includes 33 branches intervened with graffiti that reflects the identity of each community . At Grupo Éxito, we recognize urban art as a cultural engine and an expression that positively transforms territories . “I painted an eagle because it has the ability to rise again, symbolizing the growth we have as a commune, symbolizing the growth we have as a neighborhood . ” These were some words shared by Daniel Quiceno, better known as El Perro, the creator of the mural . 100

Once again, we are part of the top 10 companies with the best reputation in Colombia According to the 2024 Merco survey (Corporate Reputation Business Monitor), a reference in Ibero - America that evaluates the reputation of companies, Grupo É \ ito once again ranked as one of the companies with the best reputation in the country, positioning itself in 10 th place and leading as the best retail company in Colombia . We promote respect for human rights [GRI 2 - 23] [GRI 2 - 24] [GRI 2 - 25] [GRI 414] [GRI 308] At Grupo Éxito, we are committed to promoting and respecting human rights by carrying out the following actions : Supply chain audits As part of the promotion and development of sustainable supply chains, through an external company, we conduct field and documentary audits of our own - brand suppliers to evaluate and verify social, environmental, and quality criteria, seeking to protect human rights in our supply chain . These actions are based on the Universal Declaration of Human Rights, the United Nations Global Compact, the principles of the International Labour Organization, and the Supplier’s Ethical Charter . [GRI 408 - 1 ] [GRI 409 - 1 ] [GRI 403 - 7 ] . A total of 205 own - brand suppliers were evaluated, 31 more suppliers than in 2023 [GRI 308 - 1 ] [GRI 414 - 1 ] . Some of the issues reviewed were the following : Child labor hiring. Forced labor. Diversity and inclusion. Disciplinary practices. Harassment and abuse. Freedom of association and grievance mechanisms. Working hours and overtime. Occupational health and safety. Quality and safety. Environment. We assisted 201 suppliers in creating action plans to improve social aspects in their operations. [GRI 308 - 2] [GRI 414 - 2] 2,079 suppliers signed the Supplier’s Ethical Charter, which defines necessary standards for our supply chain. Learn more about the Supplier’s Ethical Charter here. 101

We continuously seek to strengthen a culture of integrity, transparency, and compliance by promoting respect for the principles, values, and standards that guide us . To this end, we develop actions in the Transparency Programs ; Prevention of Money Laundering Risks, Financing of Terrorism, and Financing of the Proliferation of Weapons of Mass Destruction ; and Personal Data Protection . For more details, we invite you to consult the Corporate Governance Report from page 39 to page 48 by clicking here . Human rights training 486 members of the physical security team were trained in human rights to promote a safe and dignified environment for customers and employees [GRI 410 - 1]. Through the Sana Convivencia program, we trained 4,104 employees, providing 410 hours of training focused on strengthening respect, empathy, and the construction of harmonious labor relations. Learn more about our Human Rights statement here. We promote actions of ethics and transparency. 102

Contributions [GRI 415 - 1 ] [GRI 2 - 28 ] During 2024 , Grupo Éxito did not make contributions to political campaigns, professional associations, lobbying or interest representation groups, organizations and/or associations working for the climate . Additionally, there were no expenses related to electoral measures or referendums . Achievements 2024 [GRI 3 - 3] We received recognition as the eighth most sustainable retailer in the world. Top 10 companies with the best reputation in Colombia according to Merco. We assisted 201 suppliers in creating action plans to improve social and environmental aspects in their operations. Challenges 2025 Strengthen the stakeholder engagement strategy, aligned with organizational changes. 103

Contribute to the construction of the gym floor at the Los Pinos Educational Center . Grupo Disco Uruguay (GDU) The Circular Economy and the fulfillment of the Sustainable Development Goals (SDGs) promoted by the United Nations were the goals that guided the initiatives generated in Corporate Social Responsibility (CSR) in 2024 . The Corporate Social Responsibility (CSR) strategy included partnerships with business partners committed to the Triple Impact : Social, Environmental, and Economic ; taking actions on the different stakeholders with whom Grupo Disco Uruguay is linked, such as the community, customers, employees, suppliers, and society as a whole . In 2024, the sustainable development work a \ es focused on: Community, supporting organizations that work to improve the education and health of children and young people in vulnerable contexts in our country. Environment, contributing to the generation of greater awareness about environmental care. Healthy Living, promoting the incorporation of habits for a better quality of life. Community The commitment to the community continued to be the DNA of Grupo Disco, which supported the development of education and health for the most needy children and adolescents in Uruguay . Thanks to the solidarity of our customers, who make it possible, fundraising campaigns were carried out in Disco, Devoto, and Géant stores in 2024 ; and with the resources obtained, it was achieved : Support the acquisition of high - tech equipment for the Pereira Rossell Hospital, improving reconstructive treatments and reducing hospitalization times . During 2024, we managed to build the gym floor at the Los Pinos Educational Center, promoting social inclusion through sports. Sustainability actions in Uruguay and Argentina 104

Provide support for housing solutions for children and young people of Aldeas Infantiles. Finance the education of more than 1,500 young people with the Niáos con Alas Foundation. “It is an honor to have been collaborating with Aldeas Infantiles for ten years . It is an alliance that earned us the recognition in 2022 as the first company Ambassador of Childhood and Adolescence in Uruguay, which also represents a great responsibility . With this annual campaign, we aim to contribute to improving the situation of girls, boys, and adolescents and generate positive changes in the community,” said María Inés Lorenzo, head of Corporate Social Responsibility (CSR) at Grupo Disco Uruguay . Food rescue : we continue to strengthen our alliance with the Uruguay Food Bank, rescuing bakery products of our own production to donate to more than 250 social organizations [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] The food rescue initiative has allowed us, since May 2023 , to recover more than 47 , 000 kilos of baked goods, benefiting more than 12 , 000 people . [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] Environment For the third consecutive year, we carried out the “It’s in Our Hands” campaign, in partnership with Darnel, a leading company in the manufacture of sustainable and recyclable packaging . In this edition, we invited our employees to recycle foam cups to transform them into recycled paint . 105

This initiative was recognized by DERES, a non - profit business organization that brings together the leading companies in Uruguay committed to Corporate Social Responsibility (CSR) and Sustainable Development, as the best sustainability practice in innovation within the retail sector . [GRI 301 - 2 ] [GRI 306 - 4 ] We were present at the third edition of the “EXPO Uruguay Sostenible” at the Antel Arena, organized by the Ministry of Environment, an event aimed at promoting sustainable development and environmental care, with the presence of initiatives and ventures that impact and contribute to positively modifying our relationship with the environment and society . From the Consumer Goods Purchasing area, we participated in the Business Round of this fair, which aimed to allow sustainable ventures to enhance their business contacts . Healthy lifestyle With the aim of promoting healthy living habits, the following actions were carried out in 2024 : We supported the 17 th edition of the “Citrus Month at Géant” event . This campaign aims to inform consumers about the multiple benefits of including citrus fruits in their daily diet and to promote nutritional education in schools, thus encouraging healthy eating habits for everyone . This initiative is carried out in collaboration with the Agro Education and Health Movement (MAES) and the ” 5 a Day Uruguay” program, which promotes the consumption of fruits and vegetables . María Inés Lorenzo, head of Corporate Social Responsibility (CSR) at Grupo Disco Uruguay, highlighted the importance of participating in this initiative that promotes an essential productive sector for the country, such as citrus farming . “The teamwork between Géant and experts from various fields allows us to offer a comprehensive, pedagogical, and educational proposal on a group of foods that have significant benefits,” she said . Learn more about this initiative here 106

Together with the Government of Canelones, the Uruguayan Athletics Confederation, and the National Sports Secretariat, we supported a sports race “Desafío Dos Arroyos” to raise funds to assist with the treatments of children and young people with cancer and for the Emur Association, which deals with multiple sclerosis in Uruguay . We have an alliance with the Honorary Commission for the Fight Against Cancer, to whom we donated 500 UV - filter hats to be distributed to the municipalities of Montevideo, Canelones, and Maldonado, where we have commercial presence, for employees to use as a precaution during the summer season . Grupo Libertad Argentina At Grupo Libertad, we work towards sustainability through various initiatives ranging from the circular economy and energy efficiency to the fight against food waste . Circular Pact: from waste to resources for communities [GRI 306 - 1] [GRI 306 - 2] [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] At Grupo Libertad, we made a commitment five years ago to the resources we use in our operations that generate waste . This is how the Circular Pact project was born, which currently allows us to manage 13 types of materials in collaboration with organizations in our communities . Under this initiative in 2024 , we achieved : Separate and manage a total of 2,100 tons of waste in our 14 branches and Distribution Center. Reduce the generation of urban solid waste by 11% compared to 2023. Give a new opportunity to more than 1,400 tons of cardboard and more than 172 tons of plastic. Transform a total of 297 tons of organic waste into energy and compost, with the support of specialized organizations. Repurpose 45 tons of pallets and 1,000 kilos of disused tarps and uniforms into keychains. 107

The path to energy efficiency Since 2017 , we have implemented a Comprehensive Energy Management System with the purpose of determining, measuring, evaluating, and monitoring the most significant uses of energy and, consequently, carrying out actions to reduce and optimize consumption, with the aim of significantly reducing Greenhouse Gas emissions, promoting the systematization of operations, and reducing operational energy costs . We took a step further by certifying our system under the ISO 50001 standard, and during 2024 : We obtained ISO 50001 certification at the Rafaela and Rosario branches and recertified our Rivera and Jacinto Ríos stores. We reduced our energy consumption by 25%, avoiding the emission of 8,250 tons of CO₂eq [GRI 302 - 4] [GRI 305 - 5]. 28% of our energy consumption comes from renewable sources [FB - FR - 130a.1]. Alliance with the Argentina Food Bank Network We work in partnership to recover and deliver products to various communities, providing food for nutrition . This involves applying specific processes in our operation to maintain the quality of food that is no longer fit for sale but is still suitable for consumption . We maintain our agreement with the Argentina Food Bank Network and coordinate with each Food Bank located in the different cities where we are present to achieve distribution to institutions focused on nutrition . Unsellable food is not wasted : it is transformed . [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] . In 2024 , we managed to deliver 60 tons of food to the Argentina Food Bank Network, which meant 200 , 000 meals for people attending the snack bars and dining halls supplied by the organizations . 108

Our stores, a point of connection with the communities Donemos Sonrisas Program : our customers, our allies . Our customers supported us throughout 2024 through the “Donemos Sonrisas” change donation program, contributing to the Argentina Food Bank Network . In 2024 , $ 4 , 579 , 859 Argentine pesos were raised, 122 % more than the previous year . This translates to 9 , 160 meals . Our stores received more than 1 , 000 students from nearby schools during 2024 , and for many, it was their first e \ perience in a shopping mall and a hypermarket . During the visits, students learn about shopping malls and hypermarkets, how they operate, how “self - made” products are manufactured, how fruits and vegetables are weighed, and how purchases are paid for at the checkout counters . 109

THE UNDERSIGNED EXTERNAL AUDITOR OF THE FUNDACIÓN ÉXITO NIT 890.984.773 – 6 CONSIDERING THAT: 1. That in accordance with articles 2 and 10 of Law 43 of 1990, the matter - object of the Auditor’s own certification function is information that can be extracted from the accounting books or the accounting system of the audited entity, that is, from Fundación Éxito. 2. That, in accordance with the legal provisions and existing jurisprudential pronouncements on the matter, the certification function is an activity typical of accounting science, which has the character of evidence when it deals with acts typical of the profession of Public Accountant, that is, when issued based on the accounting assertions of the records in the accounting books and in the accounting system. 3. That the information on the number of children cared for by the entity is not extractable information directly from the accounts of Fundación Éxito and must be accredited by the administration of the entity. 4. That, for the purposes of issuing this certification, the Administration of Fundación Éxito , provided the External Audit: • • • • • • Consolidated File of the Projects executed during the 2024 term. Count of listings for each of the programs. Number of beneficiaries per project. Delivery number per project. Number of amounts per project. Consolidated file of certifications issued by the institutions through which the Foundation executes each of the projects, in the period from January to December 2024. The above information was confirmed and reviewed by Fundación Éxito. 5. For the purposes of issuing this certification, the work of the External Audit consisted of a review of the information on the executed projects of the months subject to certification, in accordance with the assertions of existence, registration, rights and obligations in the extra - accounting book kept by Fundación Éxito. In accordance with the foregoing considerations, we hereby issue the certification requested by the Administration of Fundación Éxito.

CERTIFIES: According to the information provided by Fundación Éxito , and the result of the selective tests carried out on the documents and records of the consolidated Projects executed during the 2024 term, in accordance with the International Auditing and Information Assurance Standards, I certify that the number of benefited children was for a total of sixty - eight thousand one hundred seventy - four ( 68 . 174 ), with an economic investment of $ 22 . 510 . 605 . 988 . Given in Envigado, on January 30, 2025, at the request of the administration of the Fundación Éxito. Sincerely, ANGIE KATHERIN PACHÓN CABRERA External Auditor TP 191153 - T CER - 0255 - 25 By delegation of Kreston RM SA Consultants, Auditors, Advisers Kreston Colombia Member of Kreston International Ltd.

INDEPENDANT REVIEW REPORT Independent Review Report GRUPO ÉXITO This report has been prepared exclusively in the interest of GRUPO ÉXITO Companies. We have examined the contents of the GRUPO ÉXITO Companies following the guidelines set forth in the Global Reporting Initiative Sustainability GRI Standards and the sustainability report assurance procedures defined by the Colombian Institute of Technical Standards and Certification (ICONTEC). As part of this audit exercise, the GHG inventory was reviewed in accordance with the provisions of ISO 14064 - 3:2019, meeting the requirements established by the Corporate Accounting and Reporting Standard GHG Protocol. The foregoing with a reasonable level of assurance for the information reported and verified in this statement. The preparation, content, and self - declaration of the CORE level for the environmental indicators, is the responsibility of GRUPO ÉXITO Companies, which is also responsible for defining, adapting, and maintaining the management and internal control systems from which the information is obtained. Our responsibility is to provide an independent report based on the procedures applied in our limited review, which was planned and carried out in accordance with the protocol for the Icontec Sustainability Reporting Service, based on GRI Standard guidelines. The scope of the underwriting commitment was developed as agreed with Icontec . It includes the verification of a sampling of the activities described in the report and a review of the application of the principles in general, specific and basic contents that present the sustainability performance for the period 2024 - 01 - 01 to 2024 - 12 - 31. We have reviewed and verified the information which allows us to provide an opinion about the nature and scope of the organization’s compliance with the transparency principles and a conclusion about the reliability of its basic and specific contents. The review exercise consisted in collecting evidence and included interviews to confirm information about company processes, responsible for the determination of materiality and the management approach that have participated in the preparation of the accountability. The emphasis was on reliability of information. Also included were the consultation of the main interest groups, such as suppliers and employees, through surveys and interviews respectively. The external verification was conducted by the Icontec team between 2025 - 01 - 29 to 2025 - 02 - 03 in the Envigado Municipality. We describe the analytical procedures and sampling review tests that were applied to reach our conclusions below: F - PS - 472 Versión 00 Página 1 de 6 • Reading and review of the specific contents or indicators ; For the review of the activities carried out by GRUPO ÉXITO Companies with relation and consideration of its stakeholders, as well as the scope, relevance and integrity of the information, as well as the company’s understanding of the stakeholders requirements .

Indicators corresponding to the specific contents or indicators in the following categories: Climate Strategy - Scope 1: F - PS - 472 Versión 00 Página 2 de 6 Climate Strategy - Scope 2: INDEPENDANT REVIEW REPORT • • • • • • • • • (A1.1) Direct GHG emissions associated with the consumption of fossil fuels per year (LTSA) • (A1.2) Direct GHG emissions associated with the consumption of fossil fuels per year (VP services) • (A1.3) Direct GHG emissions associated with the consumption of fossil fuels per year (Operation Viva) (A1.4) Direct GHG emissions associated with retail natural gas consumption. (Retail + Cedis + IdeAl) (Public Services) (A1.5) Direct GHG emissions associated with the consumption of refrigerant gases in own fleet vehicles. (LTSA) (A1.6) Direct GHG emissions associated with the consumption of refrigerant gases in cooling systems per year (Maintenance) (A1.7) Direct GHG emissions associated with the consumption of refrigerant gases (VIVA Operations) (A1.8) Direct GHG emissions associated with recharging fire extinguishers per year (Risk Management) (A1.9) Direct GHG emissions associated with recharging fire extinguishers per year (LTSA) (A1.11) Direct GHG emissions associated with recharging fire extinguishers per year (Viva operation) (A1.12) Total direct GHG emissions associated with the consumption of fossil fuels, refrigerant gases and extinguishing agents per year (GRUPO ÉXITO, Sustainability) • • • (A2.1) Conventional energy consumption per year (Retail, Cedis, IdeAl) (Public services) (A2.2) Conventional energy consumption per year (Live Operation) (A2.4) Consumption of certified green energy per year (Operation Viva) • Analysis of the contents adaptation of the specific contents or indicators to the “compliance” • criteria, with the Global Reporting Initiative (GRI) GRI Standards. Meetings with the staff responsible for the different contents to learn the applied management approaches and to obtain the necessary information for the external verification. Twenty (20) interviews were conducted with each of the processes responsible for the activities selected in our verification exercise on 2025 - 01 - 29 to 2025 - 02 - 03. These were selected in our assurance exercise. Analysis of the Management Report design process and the data collection and validation processes, as well as the review of information relative to the management approach applied to the content reported, carried out on 2024 - 01 - 24. Confirmation, through the selection of a sample, of the quantitative information of the specific contents and checking the correlation to the criteria established in the Guide. • •

Water management: • (GH4.1) Water consumption in Retail operations (Retail, Cedi, HQ, IdeAl) (Public Services) • (GH4.2) Water consumption in the operation of shopping centers (Operación Viva) • (GH4.3) Water consumption in the total operation (Sustainability) Circular Economy: F - PS - 472 Versión 00 Página 3 de 6 Climate Strategy, Scope 3: Climate Strategy - Scope 1 and 2: INDEPENDANT REVIEW REPORT • • • • • • • • • • (A3.1) Indirect GHG emissions associated with upstream third fleet transportation (LTSA) • (A3.2) Indirect GHG emissions associated with business travel (category 6 GHG) (VP Services) • (A3.3) Indirect GHG emissions associated with the use of products sold (category 11 GHG) (EDS, Brand Success Management) (A3.4) Indirect GHG emissions associated with the disposal of waste generated in the operation (category 5 GHG) (Retail, Cedi, HQ and IdeAl, Sustainability) (A3.5) Total indirect GHG emissions scope 3 (EXITO GROUP, Sustainability) (A3.6) Indirect GHG emissions associated with downstream leased assets (category 13 GHG) (Live Operation) • • (EC 5.1) Amount of hazardous waste generated in the company and disposed of in a safety cell per year (Retail, Cedi, HQ, Environmental Management) (EC 5.2) Amount of used cooking oil waste managed for correct final disposal and/or use (Retail, Cedi, HQ, Environmental Management) • (EC 5.3) Amount of organic waste waste managed for use (Retail, Cedi, Environmental Management HQ). (A1y2.1) Total GHG emissions Scope 1 and 2 associated with the operation of the different businesses of GRUPO ÉXITO (GRUPO ÉXITO, Sustainability) (A1y2.2) % reduction of GHG emissions scope 1 and 2 vs. baseline year 2015 (EXITO GROUP, Sustainability) (A2.5) Consumption of renewable photovoltaic energy per year (Retail, Cedis, IdeAl) (Public services) (A2.6) Consumption of renewable photovoltaic energy per year (Operation Viva) (A2.7) Total indirect GHG emissions associated with electricity consumption per year (sustainability) (A2.8) Total indirect GHG emissions associated with the consumption of conventional and renewable energy per year (sustainability)

INDEPENDANT REVIEW REPORT

- (EC 5.4) Amount of ordinary waste generated by the company and that was destined for landfills (Retail, Cedi, HQ, Public Services) (EC 5.5) Amount of usable paper and
- cardboard waste collected through the backroom recycling model per year (Retail, Cedi, HQ, Fundación Éxito)
- (EC 5.6) Amount of usable waste from plastic hooks collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.7) Amount of usable plastic waste collected through the back-room recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.8) Amount of usable scrap metal waste collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.9) Amount of usable waste from other categories (PET, Kraft paper, newspapers, magazines, glass, etc...) collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.10) Total amount of usable waste collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.12) Quantity of recyclable post-consumer metal packaging delivered by customers and managed for use (Retail, Fundación Éxito)
- (EC 5.13) Quantity of recyclable post-consumer plastic packaging delivered by customers and managed for use (Retail, Fundación Éxito)
- (EC 5.14) Quantity of recyclable post-consumer glass containers delivered by customers and managed for their use (Retail, Fundación Éxito) (EC 5.15) Quantity of post-consumer
- Tetra Pak recyclable packaging delivered by customers and managed for use (Retail, Fundación Éxito) (EC 5.16) Total amount of post-consumer recyclable packaging delivered by customers
- and managed for use (Retail, Fundación Éxito)
- (EC 5.17) % reduction in plastic bags delivered at customer payment stations (Retail, Sustainability)
- (EC 5.18) Quantity of reusable bags sold to customers (Retail, sustainability)
- (EC 5.19) Food donation (Sustainability)

Sustainable trade:

- (CS 6.1) Local purchase Textile (Sustainability)
- (CS 6.2) Buy local Fruits and Vegetables (Sustainability)
- (CS 6.3) Buy local meat (Sustainability)
- (CS 6.4) Buy local fish (Sustainability)

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116 Independence: We carried out our work in line with code of ethics requirements, which require that the assurance team members and the sustainability assurance firm, are not related to client, including those that were not involved in writing the report. The code also includes detailed requirements to ensure the behavior, integrity, objectivity, professional competence, diligence, confidentiality, and professionalism of the verifiers. Icontec has implemented systems and processes to monitor compliance with the code and to prevent conflicts of interest. Use and disclosure restrictions: This independent review report was prepared exclusively to provide assurance of the contents in the Companies specific contents or indicators for the year ending as at 2024 - 12 - 31. It was prepared in line with the sustainability report assurance procedures created by Icontec and may not be used for any other purpose. Our report is for the sole and exclusive presentation to interested parties reading the report and should not be distributed or used by others. INDEPENDANT REVIEW REPORT Conclusion : As a result of our limited review, we conclude that the GRUPO ÉXITO Companies specific contents or indicators was prepared, in all significant aspects, in accordance with the GRI Standards. It complies with document creation principles. There is no information that would lead us to believe that the aspects reviewed, as described herein, contained significant errors. The scope of a limited review is substantially less than an audit. Therefore, we will not provide an audit opinion about the specific contents or indicators. F - PS - 472 Versión 00 Página 5 de 6 Juan Felipe Mora Regional Director 2025 - 02 - 18 UV Colombian Institute of Technical Standards and Certification (ICONTEC)

INDEPENDANT REVIEW REPORT Independent Review Report GRUPO ÉXITO This report has been prepared exclusively in the interest of GRUPO ÉXITO Companies. We have examined the contents of the GRUPO ÉXITO Companies following the guidelines set forth in the Global Reporting Initiative Sustainability GRI Standards and the sustainability report assurance procedures defined by the Colombian Institute of Technical Standards and Certification (ICONTEC). The preparation, content, and self - declaration of the CORE level for the social indicators, is the responsibility of the GRUPO ÉXITO Companies, which is also responsible for defining, adapting, and maintaining the management and internal control systems from which the information is obtained. Our responsibility is to provide an independent report based on the procedures applied in our limited review, which was planned and carried out in accordance with the protocol for the Icontec Sustainability Reporting Service, based on GRI Standard guidelines. The scope of the underwriting commitment was developed as agreed with Icontec . It includes the verification of a sampling of the activities described in the report and a review of the application of the principles in general, specific and basic contents that present the sustainability performance for the period 2024 - 01 - 01 to 2024 - 12 - 31. We have reviewed and verified the information which allows us to provide an opinion about the nature and scope of the organization’s compliance with the transparency principles and a conclusion about the reliability of its basic and specific contents. The review exercise consisted in collecting evidence and included interviews to confirm information about company processes, responsible for the determination of materiality and the management approach that have participated in the preparation of the accountability. The emphasis was on reliability of information. Also included were the consultation of the main interest groups, such as suppliers and employees, through surveys and interviews respectively. The external verification was conducted by the Icontec team on 2025 - 01 - 28 to 2025 - 01 - 29 at the Envigado Municipality. We describe the analytical procedures and sampling review tests that were applied to reach our conclusions below: F - PS - 472 Versión 00 Página 1 de 3 • Reading and review of the specific contents or indicators ; For the review of the activities carried out by GRUPO ÉXITO Companies with relation and consideration of its stakeholders, as well as the scope, relevance and integrity of the information, as well as the company’s understanding of the stakeholders requirements . Analysis of the contents adaptation of the specific contents or indicators to the “compliance” criteria, with the Global Reporting Initiative (GRI) GRI Standards, also using the ISAE 3000 (International Standard on Assurance Engagements), an international standard issued by the International Auditing and Assurance Standards Board (IAASB) that establishes guidelines for performing assurance engagements other than audits or historical reviews of financial information. •

INDEPENDANT REVIEW REPORT F - PS - 472 Versión 00 Página 2 de 3 • Meetings with the staff responsible for the different contents to learn the applied management approaches and to obtain the necessary information for the external verification . Interviews were conducted with each of the processes responsible for the activities selected in our verification exercise on 2025 - 01 - 28 to 2025 - 01 - 29 . These were selected in our assurance exercise . Analysis of the Management Report design process and the data collection and • validation processes, as well as the review of information relative to the management approach applied to the content reported, carried out on 2025 - 01 - 24 . Confirmation, through the selection of a sample, of the quantitative information of the specific contents and checking the correlation to the criteria established in the Guide . • Indicators corresponding to the specific contents or indicators in the following categories: • Number of collaborators (by gender, age, department, employment category, country of origin, ethnic group, disability, vulnerable population, type of contract). • Number of employees trained (by job category, by age, by gender, by type of training). • Number of collaborators who have received a performance evaluation. • Percentage of employees covered in collective bargaining agreements. • Number of collective pacts and agreements. • Number of hires to fill vacancies. • Selection costs. • Number of direct collaborators promoted. • Overall turnover rate. • Percentage of employee turnover with an indefinite term contract. • Voluntary turnover percentage. • Wage gap by gender and organizational structure (ratio). • Number of employees aware of diversity and inclusion issues. • Number of occupational diseases and description. • LTIFR rate. • Number of deaths resulting from an occupational disease. • Number of occupational accidents with major consequences for employees and their description. Conclusion : As a result of our limited review, we conclude that the GRUPO ÉXITO Companies specific contents or indicators was prepared, in all significant aspects, in accordance with the GRI Standards. It complies with document creation principles. There is no information that would lead us to believe that the aspects reviewed, as described herein, contained significant errors. The scope of a limited review is substantially less than an audit. Therefore, we will not provide an audit opinion about the specific contents or indicators.

not be used for any other purpose. F - PS - 472 Versión 00 Página 3 de 3 GRUPO ÉXITO Our report is for the sole and exclusive presentation to interested parties reading the report and should not be distributed or used by others. INDEPENDANT REVIEW REPORT Independence: We carried out our work in line with code of ethics requirements, which require that the assurance team members and the sustainability assurance firm, are not related to client, including those that were not involved in writing the report. The code also includes detailed requirements to ensure the behavior, integrity, objectivity, professional competence, diligence, confidentiality, and professionalism of the verifiers. Icontec has implemented systems and processes to monitor compliance with the code and to prevent conflicts of interest. Use and disclosure restrictions: This independent review report was prepared exclusively to provide assurance of the contents in the Companies specific contents or indicators for the year ending as at 2024 - 12 - 31. It was prepared in line with the sustainability report assurance procedures created by Icontec and may Juan Felipe Mora Regional Director 2025 - 02 - 18 CCG Colombian Institute of Technical Standards and Certification (ICONTEC)